Notice of 2016
Annual Meeting of Shareholders and Proxy Statement

April 30, 2016

Harley-Davidson Museum
400 West Canal Street
Milwaukee, Wisconsin



NOTICE OF ANNUAL MEETING AND PROXY STATEMENT
Harley-Davidson, Inc.
3700 West Juneau Avenue
Milwaukee, Wisconsin 53208
(414) 342-4680



Dear Fellow Shareholder: March 21, 2016

On behalf of the Board of Directors and management of Harley-Davidson, Inc., we invite you to attend the 2016 Annual Meeting of Shareholders to be held at 10:00 a.m., Central Daylight Time, on Saturday, April 30, 2016, at the Harley-Davidson Museum, 400 West Canal Street, Milwaukee, Wisconsin.

The accompanying Notice of Annual Meeting of Shareholders and Proxy Statement describe the formal business that the shareholders will transact at the Annual Meeting. During the Annual Meeting, there will also be brief reports on operations. When the business of the Annual Meeting is concluded, shareholders will have an opportunity to ask questions.

We are furnishing proxy materials to our shareholders via the Internet. This process expedites the delivery of proxy materials, ensures that proxy materials remain easily accessible to shareholders and provides clear instructions for receiving materials and voting.

On March 21, 2016, we mailed our Notice of Internet Availability of Proxy Materials, which contains instructions for use of this process, including how to access our Proxy Statement and 2015 Annual Report on Form 10-K and how to vote via the Internet, mail, telephone or in person at our 2016 Annual Meeting of Shareholders. The Notice of Internet Availability of Proxy Materials contains instructions on how you may receive a printed copy of the Proxy Statement and 2015 Annual Report on Form 10-K.

We sincerely hope you will be able to attend our Annual Meeting. However, whether or not you are personally present, it is important that you vote your shares.

If you own shares through a broker, bank or other nominee, please vote your shares by providing your broker, bank or nominee with your voting instructions.

Thank you for your ongoing support of Harley-Davidson, Inc.

Sincerely yours,

Richard I. Beattie
Chairman of the Board

Matthew S. Levatich
President and Chief Executive Officer

Notice of Annual Meeting of Shareholders

April 30, 2016

The 2016 Annual Meeting of Shareholders of Harley-Davidson, Inc. will be held at the Harley-Davidson Museum, 400 West Canal Street, Milwaukee, Wisconsin, on Saturday, April 30, 2016, at 10:00 a.m., Central Daylight Time, to vote on the items listed below.

ITEMS TO BE VOTED:

1 To elect nine directors to the Board of Directors;

2 To approve, by advisory vote, the compensation of our named executive officers;

3 To ratify the selection of Ernst & Young LLP, independent registered public accounting firm, to be the auditors for the fiscal year ending December 31, 2016; and

4 To take action upon any other business as may properly come before the 2016 Annual Meeting and any adjournments or postponements of that meeting.

The Board of Directors unanimously recommends a vote FOR items 1, 2, and 3. The Board of Directors or proxy holders will use their discretion on other matters that may arise at the 2016 Annual Meeting.

HOW TO VOTE YOUR SHARES:

The Board of Directors fixed the close of business on February 25, 2016 as the record date for determining shareholders entitled to notice of and to vote at the 2016 Annual Meeting and any adjournments or postponements of that meeting. If you held your shares as of February 25, 2016, you can vote using one of the following methods:

 **BY INTERNET**
You can vote your shares online at www.proxyvote.com.

 **BY TELEPHONE**
In the U.S. or Canada, you can vote your shares toll-free. Check your proxy card or voting instruction form for the toll-free number.

 **BY MAIL**
You can vote by mail by marking, dating, and signing your proxy card or voting instruction form and returning it in the postage-paid envelope provided.

 **ATTENDING THE MEETING**
If you plan to attend our meeting, you will need to request a ballot to vote your shares. In addition, if you own your shares through a bank, broker or other nominee, you will need to obtain a legal proxy from your bank, broker or other nominee to attend and to vote at the meeting.

We urge you to submit your proxy as soon as possible. If the records of our transfer agent, Computershare Investor Services LLC, show that you own shares in your name, or you own shares in our Dividend Reinvestment Plan, then you can submit your proxy for those shares by using the Internet. Alternatively, after first requesting a printed copy of this Proxy Statement, proxy card and Annual Report on Form 10-K, you can mark your votes on the proxy card, sign and date it, and mail it in the postage-paid envelope we provided with it. You may vote your shares by telephone by requesting a printed copy of the Proxy Statement and Annual Report on Form 10-K or by viewing the proxy materials at http://www.proxyvote.com at which time a toll-free number will be provided. You will need a touch tone telephone to vote by phone. Instructions for using these convenient services are set forth on the Notice of Internet Availability of Proxy Materials.

If you own shares in street name, we encourage you to provide voting instructions to your bank, broker or other nominee. Street name holders may also vote by telephone or the Internet if their bank, broker or other nominee makes those methods available, in which case the bank, broker or other nominee will enclose the instructions along with this Proxy Statement. Street name holders who wish to vote at the meeting cannot vote in person at the 2016 Annual Meeting unless they first obtain a proxy issued in their name from their broker, bank or other nominee.

By Order of the Board of Directors,
Harley-Davidson, Inc.

Paul J. Jones

Paul J. Jones
Secretary

Milwaukee, Wisconsin
March 21, 2016

PROXY SUMMARY

This overview of voting items provides information that you should consider before voting on the items presented at this year's Annual Meeting of Shareholders. This overview of voting items does not contain all of the information that you should consider, and you should read the entire Proxy Statement carefully before voting.

Item 1 To elect nine directors to the Board of Directors

✓ Our Board unanimously recommends that you vote "FOR" the election of all director nominees.

Director Nominees

	Age	Director Since	Independent	Other Public Directorships	Board Committees			
					AC	HRC	NCGC	SC
R. John Anderson Retired, Chief Executive Officer of Levi Strauss & Co.	64	2010	x			x	x	
Michael J. Cave Retired, Senior Vice President of The Boeing Company	55	2012	x	AirCastle Ltd. Ball Corporation and Esterline Technologies	⊙	x	x	
Donald A. James Chairman and Chief Executive Officer of Fred Deeley Imports Ltd.	72	1991						x
Matthew S. Levatich President and Chief Executive Officer of Harley-Davidson, Inc.	51	2015		Emerson Electric Co.				
Sara L. Levinson Co-founder and Director of katapult	65	1996	x	Macy's, Inc.		x	x	x
N. Thomas Linebarger Chairman and Chief Executive Officer of Cummins Inc.	53	2008	x	Cummins Inc.	x		x	x
George L. Miles, Jr. Chairman Emeritus of Chester Engineers, Inc.	74	2002	x	American International Group, Inc., EQT Corporation, and HFF, Inc.	x		x	
James A. Norling Former Chairman of the Board of STATS ChiPAC, Ltd.	74	1993	x		⊙		x	
Jochen Zeitz Director of Kering	52	2007	x	Kering	x		x	⊙

AC: Audit Committee
HRC: Human Resources Committee
NCGC: Nominating and Corporate Governance Committee
SC: Sustainability Committee
X - Member
⊙ - Chair

Corporate Governance Highlights

DIRECTOR NOMINEE TENURE:



1–10 YEARS

11–20 YEARS

21+ YEARS

DIRECTOR NOMINEE AGE:



<60

61–70

71+

Item 2 To approve, by advisory vote, the compensation of our named executive officers

✓ Our Board unanimously recommends that you vote "FOR" this proposal.

OUR COMPANY OBJECTIVES

1	**2**	**3**	**4**	**5**
Lead in every market	Grow the sport of motorcycling in the U.S., including growing the number of U.S. core customers and growing U.S. outreach customers at a faster rate	Grow U.S. retail sales and grow international retail sales at a faster rate	Grow revenue and grow earnings faster than revenue through 2020	Outperform the S&P 500

EXECUTIVE COMPENSATION GOALS AND GUIDING PRINCIPLES

Our objective is to provide an opportunity for total direct compensation (consisting of base salary, short-term incentive compensation and long-term incentive compensation) that:

- Creates and reinforces our pay for performance culture;
- Aligns the interests of management with those of our shareholders;
- Attracts, retains and motivates executive talent by providing competitive levels of salary and total direct compensation;
- Provides incentive compensation that promotes desired behavior without encouraging unnecessary and excessive risk; and
- Integrates with our performance management process of goal setting and formal evaluation.



ELEMENTS OF COMPENSATION

Base Salary
Long-Term Incentives
Short-Term Incentives

Base Salary

- Paid in cash

Short-Term Incentives

- Paid in cash
- Comprised of financial incentive and leadership incentive plans

2015 LONG-TERM INCENTIVES

Cash-Based Long-Term Incentives (33%)
Restricted Stock Units (33%)
Stock Options (33%)

2016 LONG-TERM INCENTIVES

Restricted Stock Units (33%)
Performance Shares (67%)

Long-Term Incentives

- For 2015, comprised of:
  - 33% Stock Options
  - 33% Restricted Stock Units
  - 33% Cash-Based Long-Term Incentives
- Beginning in 2016, stock options and cash-based long-term incentives were eliminated and replaced with performance shares to provide a more direct connection between performance relative to key measures and the rewards that result from that performance

STRENGTHENING THE LINK BETWEEN PAY AND PERFORMANCE

In response to current market conditions, we have moved to further strengthen the link between compensation and performance. We have modified several elements of our executive compensation plan for 2016 by increasing the amount of compensation that is classified as performance-based compensation and reconfigured our long-term incentive compensation program to better align long-term leadership rewards with long-term shareholder value. Examples of these actions include:

- eliminating the use of stock options as well as use of cash-based long-term incentives,

- introducing performance shares under which amounts earned will depend on our performance relative to certain objectives over a 3-year cycle, including a new measure based on increasing the percentage of first-time motorcycle purchasers in the U.S. buying new Harley-Davidson motorcycles (weighted at 15%) - while retaining measures based on net income and return on invested capital (now weighted at 42.5% each), and

- using those performance shares to provide two-thirds of our long-term compensation opportunity.

Item 3 To ratify the selection of Ernst & Young LLP, independent registered public accounting firm, to be the auditors for the fiscal year ending December 31, 2016

✓ Our Board unanimously recommends that you vote "FOR" ratifying the selection of Ernst & Young LLP, independent registered public accounting firm, to be the auditors.

We will also take action upon any other business as may properly come before the 2016 Annual Meeting and any adjournments or postponements of that meeting

The Board of Directors or proxy holders will use their discretion on other matters that may arise at the 2016 Annual Meeting.

TABLE OF CONTENTS

PROXY STATEMENT

**3700 West Juneau Avenue
Milwaukee, Wisconsin 53208**



March 21, 2016

The Board of Directors of Harley-Davidson, Inc. requests the proxy accompanying this Proxy Statement for use at the 2016 Annual Meeting of Shareholders to be held on April 30, 2016 and at any adjournment or postponement of that meeting (the "Annual Meeting").

We first mailed the Notice of Internet Availability of Proxy Materials to shareholders on March 21, 2016. The Notice of Internet Availability of Proxy Materials instructs shareholders and beneficial owners of our Common Stock on how they may access our proxy materials, which include our Proxy Statement and 2015 Annual Report on Form 10-K, over the Internet. You will not receive a printed copy of the proxy materials unless you request to receive these materials by following the instructions we provide later in this Proxy Statement and in the Notice of Internet Availability of Proxy Materials. Instead, the Notice of Internet Availability of Proxy Materials will instruct you on how you may access and review all of the important information contained in the proxy materials. The Notice of Internet Availability of Proxy Materials also instructs how you may submit your proxy via the Internet, mail and telephone or in person at the Annual Meeting. If you received a Notice of Internet Availability of Proxy Materials by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions we provide later in this Proxy Statement.

As used in this Proxy Statement, "we," the "company" or "Harley-Davidson" refers to Harley-Davidson, Inc. We operate in two business segments: the motorcycles and related products segment and the financial services segment. "HDMC" refers to our motorcycles and related products segment subsidiaries, which include the companies that do business as "Harley-Davidson Motor Company." "HDFS" generally refers to our financial services segment, which includes Harley-Davidson Financial Services, Inc. and its subsidiaries.

PROPOSAL 1: ELECTION OF DIRECTORS

Our Restated Articles of Incorporation provide for a Board of Directors that has between six and fifteen members. The Board determines the size from time to time by the vote of a majority of the directors then in office. The entire Board is elected annually. The Board currently consists of eleven members with terms that expire at the Annual Meeting. Under our By-laws, no person may be elected as a director after such person's 75th birthday, except as the Board may otherwise approve in advance of such election. The Board believes retaining a retirement policy for directors while allowing for discretion by the Board to make exceptions to the policy when it deems it to be in the best interests of the company is a prudent balance of succession planning for members of the Board and ensuring continuity in the leadership of the company. As a result of the retirement age, current directors Richard I. Beattie and George H. Conrades will not stand for re-election at the Annual Meeting. Accordingly, on February 3, 2016, the Board decreased its size from eleven to nine directors effective at the commencement of the Annual Meeting because Mr. Beattie and Mr. Conrades are not standing for re-election.

Our By-laws have a majority vote standard for the election of directors. Because this is an uncontested election, the number of votes cast favoring each director nominee's election must exceed 50% of the total number of votes cast with respect to that nominee's election, including any votes withheld, for shareholders to elect the nominee. Any shares not voted, whether due to abstentions or broker nonvotes, will not have an impact on the election of directors.

Unless you specify otherwise in your proxy, the persons you have appointed will vote your shares "FOR" the Board of Directors' nominees that we name below. If any nominee becomes unable to serve, the persons you have appointed may vote your shares for another person that the Board designates.

Identified below are the nine director candidates that the Board of Directors has nominated. All nine nominees have advised us that they will serve if elected. We provide the following information for each nominee of the Board of Directors:

- name;
- age as of February 25, 2016;
- principal occupations for at least the past five years;
- the names of any other public companies or relevant private companies where the nominee or director currently serves as a director or has served during the past five years; and
- the particular experience, qualifications, attributes or skills that led the Board to conclude that the person should serve as a director for the company.

 **THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE FOLLOWING NINE NOMINEES OF THE BOARD OF DIRECTORS.**

Nominees of the Board of Directors



R. JOHN ANDERSON

Age: 64
Director since 2010

Mr. Anderson served as the President and Chief Executive Officer of Levi Strauss & Co., a privately held company that designs and markets jeans, casual wear and related accessories, from 2006 to 2011. Mr. Anderson has wide-ranging expertise in international business matters, merchandising, marketing and operations. Among other leadership positions in his 30-year career with Levi Strauss & Co., he served as President of the Company's Asia Pacific Division; President of its Global Sourcing Organization; President of Levi Strauss Canada and Latin America; interim President of Levi Strauss Europe; and Vice President of Merchandising and Product Development for the U.S. Mr. Anderson's decades of service with Levi Strauss & Co., a business that develops and markets consumer products and apparel, is extremely helpful to the Board in light of the nature of our businesses.



MICHAEL J. CAVE

Age: 55
Director since 2012

Mr. Cave served as a Senior Vice President of The Boeing Company, the world's leading aerospace company and the largest manufacturer of commercial jetliners and military aircraft, from 2010 to 2014. He also served as President of Boeing Capital Corp., a wholly owned Boeing subsidiary that is primarily responsible for arranging, structuring and providing financing for Boeing's commercial airplane and space and defense products, from 2010 to 2014. Mr. Cave had served as Senior Vice President of Business Development and Strategy for Boeing, as Senior Vice President/Chief Financial Officer of Boeing Commercial Airplanes and as Vice President, Finance for Boeing Information, Space & Defense Systems from 1998 through 2010. Prior to 1998, Mr. Cave held a variety of other assignments across Boeing's defense and commercial businesses. He was named one of the 100 Most Important Hispanics in Technology and Business for 2006 by Hispanic Engineer and Information Technology magazine. He also serves as a director of AirCastle Ltd., Ball Corporation and Esterline Technologies, and served as a director of Boeing Capital Corp. from 2010 to 2014. Mr. Cave is currently the Chair of our Board's Human Resources Committee. If shareholders re-elect him at the Annual Meeting, then he will become our non-executive Chairman of the Board in light of Mr. Beattie's retirement. He holds a bachelor's degree in engineering from Purdue University. Mr. Cave's skills, expertise and experience in engineering and financial services make him an extremely valuable member of the Board.



DONALD A. JAMES

Age: 72
Director since 1991

Mr. James is a co-founder and a majority owner and, since 2002, has served as Chairman and Chief Executive Officer of Fred Deeley Imports Ltd., which conducted business as Deeley Harley-Davidson Canada ("Deeley Imports") and was the largest independent motorcycle distributorship in Canada and the exclusive distributor of our motorcycles in Canada until August 2015. He served as Vice Chairman and Chief Executive Officer of Deeley Imports from 1973 to 2002. Mr. James has expertise in the motorcycle industry and international distribution. Mr. James resides in Canada. His international motorcycle distribution experience and his long-term relationship with Harley-Davidson allow him to provide the Board with valuable recommendations and insight.



MATTHEW S. LEVATICH

Age: 51
Director since 2015

Mr. Levatich is our President and Chief Executive Officer. Mr. Levatich joined Harley-Davidson in 1994 and served as President and Chief Operating Officer of HDMC from 2009 until May 2015, when he became our President and Chief Executive Officer. Mr. Levatich previously served as President and Managing Director of MV Augusta, a former subsidiary of Harley-Davidson, from 2008 to 2009, General Manager of Parts and Accessories and Custom Vehicle Operations from 2007 to 2008, and Vice President of Materials Management from 2003 to 2007. Mr. Levatich holds an undergraduate degree in mechanical engineering from Rensselaer Polytechnic Institute. He received his graduate degree in engineering management and an MBA from Northwestern University. Mr. Levatich also serves on the board of directors of Emerson Electric Co. Mr. Levatich's years of experience within our organization and in the motorcycle manufacturing industry provide the Board with a deep familiarity and a wealth of knowledge to utilize in decision-marking with respect to all facets of the company.



SARA L. LEVINSON

Age: 65
Director since 1996

Ms. Levinson is a co-founder and a director of katapult (formerly known as Kandu), a digital entertainment company making products for today's creative generation, since 2013. She had served as the Non-Executive Chairman of ClubMom, Inc., an internet-based consumer relationship company, a position she held from 2002 to 2008. She previously served as Chairman and Chief Executive Officer of ClubMom, Inc. from 2000 to 2002. Ms. Levinson previously served as President of the Women's Group of Rodale, Inc., the world's leading publisher of information on healthy, active lifestyles, a position she held from 2002 to 2005. Ms. Levinson was President of NFL Properties, Inc., a trademark licensing company for the National Football League, from 1994 to 2000. Prior to that time, Ms. Levinson served as President and Business Director of MTV: Music Television, a cable television network. Ms. Levinson holds a master's degree of business administration from Columbia University and has expertise in marketing and licensing. She is also a director of Macy's, Inc. Ms. Levinson's experience as an executive of a trademark licensing company and as a director of a retail merchandising company allow her to bring insightful guidance to the Board regarding our company and the industry in which it operates. Her service on another board of directors enables her to provide insight into broader markets and corporate governance trends affecting public companies.



N. THOMAS LINEBARGER

Age: 53
Director since 2008

Mr. Linebarger is Chairman and Chief Executive Officer of Cummins Inc., which designs, manufactures, distributes and services diesel and natural gas engines, electric power generation systems and engine-related component products, a position he has held since 2012. Mr. Linebarger had served as President and Chief Operating Officer of Cummins from 2008 to 2012. Mr. Linebarger served as Executive Vice President of Cummins and President of Cummins Power Generation from 2005 to 2008, as Cummins' Vice President and President of Cummins Power Generation from 2003 to 2005 and as Cummins' Chief Financial Officer from 2000 to 2003. Mr. Linebarger has a master's degree of business administration from the Stanford Graduate School of Business and a master's degree of manufacturing systems engineering from Stanford University. He has expertise in finance, engineering, international business matters and operations. Mr. Linebarger is also a director of Cummins Inc. He was a director of Pactiv Corporation from 2005 to 2010 (when it was acquired by Reynolds Group Holdings). Mr. Linebarger's background, experience and expertise in finance, engineering, international business matters and operations are extremely valuable to the Board.



GEORGE L. MILES, JR.

Age: 74
Director since 2002

Mr. Miles is the Chairman Emeritus of Chester Engineers, Inc., a provider of water and wastewater engineering solutions, a position he has held since 2012. Mr. Miles previously served as Executive Chair of Chester Engineers, Inc. from 2010 until 2012, and he has served on the board of directors of Chester Engineers, Inc. since 2004. He was the President and Chief Executive Officer of WQED Multimedia, the public broadcaster for southwestern Pennsylvania, from 1994 until 2010. Mr. Miles is also a certified public accountant who at the beginning of his career worked for over eight years with Touche Ross & Company, an accounting firm, and six years as an auditor for the federal government. Mr. Miles holds a master's degree of business administration from Fairleigh Dickinson University and has expertise in accounting and finance. He is also a director of American International Group, Inc., EQT Corporation, and HFF, Inc. Mr. Miles also served as director of WESCO International, Inc. from 2000 to 2014. His skills, expertise and experience in accounting and finance make him an extremely valuable member of the Board. Mr. Miles' service on other boards of directors enables him to provide insight into broader markets and corporate governance trends affecting public companies.



JAMES A. NORLING

Age: 74
Director since 1993

Mr. Norling served as the Chairman of the Board of STATS ChiPAC, Ltd., a semiconductor manufacturing company, from 2013 until August 2015, when it was acquired by Jiangsu Changjiang Electronics Technology Co., Ltd. He served as the Executive Chairman of the Board of Directors of GlobalFoundries Inc., a semiconductor manufacturing company, from 2011 to 2013. He served as the Chairman of the Board of Chartered Semiconductor Manufacturing, a semiconductor manufacturer, from 2002 until the company was acquired by Advanced Technology Investment Corporation in 2009 and merged with GlobalFoundries Inc. in 2010. Mr. Norling also served as interim President and Chief Executive Officer of that company during 2002. In 2000, Mr. Norling retired as Executive Vice President of Motorola, Inc., a manufacturer of electronics, and as President, Personal Communications Sector of Motorola, Inc., positions that he held since 1999. He served as Executive Vice President, Deputy to Chief Executive Officer and President, Europe, Middle East and Africa for Motorola, Inc. from 1998 to 1999, and as President and General Manager, Messaging, Information and Media Sector for Motorola, Inc. from 1997 to 1998. Mr. Norling has expertise in engineering, international business matters and operations and finance. He is the Chair of our Board's Audit Committee. His expertise in engineering, finance, international business matters and operations makes him an extremely valuable resource to the Board.



JOCHEN ZEITZ

Age: 52
Director since 2007

Mr. Zeitz is currently director of Kering and Chairman of the sustainable development committee of the board of directors of Kering. Kering (formerly known as PPR until its name changed to Kering in 2013) is a world leader in apparel and accessories that develops an ensemble of powerful brands. He served as PPR's CEO of the Sport & Lifestyle division and Chief Sustainability Officer from 2010 until 2012 and as a Member of the PPR Executive Committee from 2007 until 2012. Additionally, he served as Chairman of the Administrative Board of PUMA SE, which develops and markets a broad range of sport and lifestyle products including footwear, apparel and accessories, from 2011 to 2012. He also formerly served as Chairman and Chief Executive Officer of PUMA AG, from 1993 to 2011. Mr. Zeitz began his professional career with Colgate-Palmolive in New York and Hamburg, Germany prior to joining PUMA in 1990, where he also served as Chief Financial Officer from 1993 to 2005. In 2010, Mr. Zeitz launched PUMA's ambitious long-term sustainability program, and in 2011, he was the first to develop and announce an Environmental Profit & Loss Account that puts a monetary value to a business' use of ecosystem services across the entire supply chain. In 2010, soon after Zeitz was appointed Chief Sustainability Officer at PPR, he launched PPR HOME, a new and holistic sustainability initiative across the global brand portfolio of the Group. In 2008, he founded the not-for-profit company, Zeitz Foundation of Intercultural Ecosphere Safety. Mr. Zeitz attended the European Business School in Oestrich-Winkel, Germany, has an extensive accounting and finance background and has expertise in international business matters, sustainability and marketing. Mr. Zeitz resides in Europe and is the Chair of our Board's Sustainability Committee. His expertise in international business matters, in sustainability and in businesses that develop and market consumer products and apparel is extremely valuable in light of the nature of our businesses.

Retiring Directors

We would like to recognize two directors who are retiring from the Board effective upon the conclusion of our Annual Meeting. As a result of the retirement age in our By-laws, Mr. Beattie and Mr. Conrades will not stand for re-election at the Annual Meeting. We thank them for their years of dedicated service to Harley-Davidson and our family of riders around the world.



RICHARD I. BEATTIE

Age: 76
Director since 1996

Mr. Beattie is currently Senior Chairman of Simpson Thacher & Bartlett LLP. He has served as our non-executive Chairman of the Board since April 2015 and served as Presiding Director from 2012 to 2015. Additionally, he has served as Chair of our Board's Nominating and Corporate Governance Committee. Mr. Beattie is also a director of Evercore Partners Inc. and Heidrick & Struggles International, Inc. His experience advising companies on corporate transactions and corporate governance issues and his insights into broader market trends affecting public companies have made him an extremely valuable member of the Board. In the 20 years Mr. Beattie has served on the Board, he has been instrumental through his counsel and advice to realize the long-term value of the brand and the company for shareholders, employees, dealers and customers. In addition to his many contributions as a Board member, Mr. Beattie will be remembered for his active and critical role as the attorney representing the Harley-Davidson executives who purchased the company in the management buyout from American Machine and Foundry (AMF) in 1981. This along with his expert counsel and guidance have been crucial influences on the strength and success of Harley-Davidson.



GEORGE H. CONRADES

Age: 76
Director since 2002

Mr. Conrades is currently a Director and Chairman of Akamai Technologies, Inc. He also serves as Venture Partner Emeritus with Polaris Partners, an early stage investment company, and as a director of Oracle Corporation and Ironwood Pharmaceuticals, Inc. Mr. Conrades has brought decades of technology leadership and sales experience as well as vital strategic, operating and leadership expertise to our Board. As an active and passionate motorcyclist, Mr. Conrades has also offered immeasurable insights into the business and provided a critical voice in everything from our products and customer experience to distribution and markets. Further, his role on the Board's CEO search committee was critical in the selection of Keith Wandell as CEO of the company and the placement of Matt Levatich as President of HDMC in 2009. Through these and many other contributions, Mr. Conrades is leaving a lasting legacy for our company and brand.

PROPOSAL 2: APPROVAL, BY ADVISORY VOTE, OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

Our shareholders may approve, on a non-binding, advisory basis, the compensation of our named executive officers as disclosed in accordance with the executive compensation disclosure rules contained in Item 402 of the SEC's Regulation S-K. Accordingly, we are seeking input from shareholders with this advisory vote on the compensation of our named executive officers. The vote on this proposal is not intended to address any specific element of compensation; rather, the vote relates to the compensation of our named executive officers as disclosed in the "Compensation Discussion and Analysis" section and the accompanying executive compensation tables and narrative discussion contained in this Proxy Statement. The company asks that you support the compensation of our named executive officers as so disclosed. Because your vote is advisory, it will not be binding on the Human Resources Committee, the Board or the company. However, the Board will review the voting results and take them into consideration when making future decisions regarding executive compensation.

Our executive compensation guiding principles emphasize pay-for-performance. We base several of our compensation programs upon delivering high levels of performance relative to performance measures that we selected. For example, (i) the annual Financial Short-Term Incentive Plan (STIP) program and the cash-based long-term incentive compensation require that we achieve significant financial performance before recipients are entitled to payments; (ii) the equity programs provide greater financial benefits when our stock price is increasing; and (iii) the Leadership STIP program generates payouts correlated to high leadership scores. Our guiding principles are as follows:

- The compensation program should pay for performance. Exceptional performance should result in increased compensation; missing performance goals should result in reduced or no incentive pay.

- Compensation should be competitive with those organizations with which the company competes for top talent. That would include organizations in our industry sectors of similar size and scale to Harley-Davidson. However, compensation levels should not rigidly follow any formula or target; rather, discretion should be employed to ensure that the company maintains a highly qualified and strong leadership team.

- Incentive compensation should help drive business strategy. The compensation program should encourage both the desired results and the right behaviors. It should also strike a balance between short-term and long-term performance, while incorporating risk-mitigating design features to ensure that the program does not encourage excessive risk. Goals should consider the strategy and the operating budget, and be considered a stretch yet achievable, as appropriately established, for each year.

- To better align the interests of management with the interests of shareholders, a significant portion of executive compensation should be equity-based, and stock ownership guidelines should apply to better ensure a focus on long-term, sustainable growth.

- The compensation program should provide a target total compensation opportunity - an opportunity to earn compensation assuming performance at target - that is:

  - At the 50th percentile of companies in similarly-sized businesses subject to differences by individual within a range of plus or minus 20%; and

  - Based upon a calculation of that percentile in which we weight the values for our Manufacturing/Engineering Peer Group at 60% and the values for our Brand Name/Consumer Goods Peer Group at 40% or, in the event values from the peer groups are unavailable or inadequate, a calculation of that percentile using values from the Aon Hewitt 2015 U.S. Total Compensation Measurement database.

We describe the individual elements that make up our total compensation more fully in the "Compensation Discussion and Analysis" section of this Proxy Statement. We believe our executive compensation programs are structured in the best manner possible to support our company and our business objectives, as well as to support our culture that has served us well for over 100 years.

- Our compensation programs are substantially tied into our key objectives and delivery of shareholder value. If the value we deliver to our shareholders declines, so does the compensation we deliver to our executives. For example, our 2015 full-year results adversely impacted executive compensation for 2015 because our compensation is focused on pay-for-performance. Our failure to meet certain performance targets resulted in executives receiving payouts below target under our STIP program and cash-based long-term incentive awards.

- We maintain the highest level of oversight over our executive pay programs.

- We closely monitor the compensation programs and pay levels of executives from other companies that we believe to be similar to the company in business characteristics and economics.

Accordingly, for the reasons we discuss above, the Board recommends that shareholders vote in favor of the compensation of our named executive officers as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion.

The votes cast "for" this proposal must exceed the votes cast "against" this proposal for approval of the compensation of our named executive officers, assuming that a quorum is present. For purposes of determining the vote regarding this proposal, abstentions and broker non-votes do not constitute a vote "for" or "against" the proposal and will be disregarded in the calculation of "votes cast." Proxies solicited by the Board will be voted "FOR" approval of the compensation unless a shareholder specifies otherwise.

 **THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THE COMPENSATION DISCUSSION AND ANALYSIS SECTION AND THE ACCOMPANYING COMPENSATION TABLES AND NARRATIVE DISCUSSION CONTAINED IN THIS PROXY STATEMENT.**

PROPOSAL 3: RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP, an independent registered public accounting firm, performed an audit of our consolidated financial statements for the fiscal year ended December 31, 2015 and the effectiveness of our internal control over financial reporting as of December 31, 2015. The Audit Committee has selected Ernst & Young LLP to serve as our independent registered public accounting firm for the 2016 fiscal year, and the committee is presenting this selection to shareholders for ratification. Representatives of Ernst & Young LLP will be present at the Annual Meeting to respond to shareholders' questions.

If, prior to the Annual Meeting, Ernst & Young LLP declines to act as our independent registered public accountant or the Audit Committee does not want to use Ernst & Young LLP as our independent registered public accountant, the Audit Committee will appoint another independent registered public accounting firm. The Audit Committee will present any new independent registered public accounting firm for the shareholders to ratify at the Annual Meeting. If the shareholders do not ratify the engagement of Ernst & Young LLP at the Annual Meeting, then the Audit Committee will reconsider its selection of Ernst & Young LLP.

To ratify the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2016, the votes cast "for" this proposal must exceed the votes cast "against" it. For purposes of determining the vote regarding this proposal, abstentions and broker non-votes (if any) do not constitute a vote "for" or "against" the proposal and will be disregarded in the calculation of "votes cast." Unless you specify otherwise in your proxy, the persons you have appointed will vote your shares "FOR" ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2016.

We entered into an engagement letter with Ernst & Young LLP for its work in 2015. The engagement letter contains provisions that subject the company to alternative dispute resolution. The arbitration panel has the power to make an award or impose a remedy if such award could be made or remedy imposed by a court deciding the matter in the same jurisdiction. The arbitration panel has no power to award non-monetary or equitable relief or to make an award or impose a remedy that is inconsistent with any applicable agreement between the parties. We expect that the audit work that Ernst & Young LLP performs for 2016 will be subject to a similar engagement letter.

Fees Paid to Ernst & Young LLP

During the fiscal year ended December 31, 2015, we hired Ernst & Young LLP to perform the annual audit and to provide audit-related and tax services. The Audit Committee Charter requires that the Audit Committee pre-approve all Ernst & Young LLP services. The Audit Committee also pre-approved all fees that we incurred for services that Ernst & Young LLP provided. The fees we incurred for services that Ernst & Young LLP provided are listed in the following table.

	2015	2014
Audit fees	$2,927,300	$2,517,600
Audit-related fees	$315,900	$271,800
Tax fees	$262,700	$152,800
All other fees	—	—
	$3,505,900	$2,942,200

Audit fees included fees for the audit of our consolidated financial statements and our internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002. This category also includes fees for audits provided in connection with government filings or services that generally only the principal auditor can reasonably provide to a client, such as comfort letters, procedures related to debt financing, consents and reviews of documents that we file with the SEC. Audit-related services included audits of employee benefit plans, procedures related to securitization transactions, transaction advisory services and consultation on accounting and internal control matters. Tax services included tax advice, planning, compliance and transaction consulting.

The Audit Committee has procedures for pre-approving all audit and nonaudit services that the independent registered public accounting firm provides. These procedures include reviewing and approving a budget for audit and permitted nonaudit services. The budget includes a description of, and a budgeted amount for, particular categories of nonaudit services that are recurring in nature and that we anticipate at the time we submit the budget. In addition, the Audit Committee has established a policy that the fees we pay for nonaudit services must be less than the fees we pay for audit and audit-related services. Audit Committee approval is required to exceed the budget amount for a particular category of nonaudit services and to engage the independent registered public accounting firm for any nonaudit services not included in the budget. For both types of pre-approval, the Audit Committee considers whether the services are consistent with the SEC's rules on auditor independence. The Audit Committee also considers whether the independent registered public accounting firm is best positioned to provide the most effective and efficient service. The Audit Committee may delegate pre-approval authority to one or more members of the Audit Committee. The Audit Committee periodically monitors the services that our independent registered public accounting firm provides and actual fees we have paid to the independent registered public accounting firm to ensure that the services are within the parameters that the Audit Committee has approved.

 **THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" RATIFICATION OF THE SELECTION OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.**

OTHER MATTERS TO COME BEFORE THE ANNUAL MEETING

The Board of Directors and management do not intend to bring any matters before the Annual Meeting other than those to which we referred in the Notice of Annual Meeting and this Proxy Statement. If any other matters come before the Annual Meeting, the persons named in the proxy cards intend to vote the shares that shareholders have authorized those persons to vote in accordance with their judgment on those matters. To bring business before an annual meeting, a shareholder must give written notice to our Secretary before the meeting and comply with the terms and time periods that our Restated Articles of Incorporation specify, as supplemented by our By-laws (see "Shareholder Proposals"). No shareholder has given written notice to our Secretary of his or her desire to bring business before the Annual Meeting in compliance with the terms and time periods in our Restated Articles of Incorporation and By-laws.

CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS

Independence of Directors

The Board has affirmatively determined that Ms. Levinson and Messrs. Anderson, Beattie, Cave, Conrades, Linebarger, Miles, Norling and Zeitz qualify as independent directors under New York Stock Exchange rules. The Board has affirmatively determined that Messrs. James and Levatich are not independent. To assist the Board in making determinations of independence, the Board adopted the standards set forth below. In evaluating the independence of our directors, the Board determined that any relationships that the directors who qualify as independent have with the company satisfy the standards that we describe below.

The Board reviews and determines on the recommendation of the Nominating and Corporate Governance Committee (the "Nominating Committee"), after reviewing all relevant facts and circumstances, whether any director has a material relationship with the company that would affect his or her independence. Under the standards that the Board has established to assist it in making these determinations, the Board will not consider the following relationships material:

- The director has received, or has an immediate family member* who has received, less than $120,000 a year in direct compensation from Harley-Davidson (not including director and committee fees and pension or other forms of deferred compensation for prior service, compensation received by the director for former services as an interim chairman of the Board, interim Chief Executive Officer or other interim executive officer and compensation received by an immediate family member for service in a non-executive position).

- (1) The director has an immediate family member who is a current employee of Harley-Davidson's internal or external auditor but the immediate family member is not a partner of that firm and does not personally work on Harley-Davidson's audit; or (2) the director or an immediate family member was a partner or employee of Harley-Davidson's internal or external auditor but did not personally work on Harley-Davidson's audit within the last three years.

- The director has any current or former relationship (including through an immediate family member) with a company that makes payments to (other than contributions to tax exempt organizations), or receives payments from, Harley-Davidson for property or services in an amount which, in any single fiscal year during the previous three fiscal years, does not exceed the greater of $1 million or 2% of the consolidated gross revenues of the company with which the director has the relationship.

- The director has any current or former relationship (including through an immediate family member) with a tax exempt organization that receives contributions from Harley-Davidson in an amount which, in any single fiscal year during the previous three fiscal years, does not exceed the greater of $1 million or 2% of the consolidated gross revenues of the tax exempt organization with which the director has the relationship.

- The director is a shareholder of Harley-Davidson.

- The director has a current or former relationship (including through an immediate family member) with a company that has a relationship with Harley-Davidson, but the director's relationship with the other company is through the ownership of the stock or other equity interests of that company that is less than 10% of the outstanding stock or other equity interests of that company.

- A family member of the director has a relationship with Harley-Davidson but the family member is not an immediate family member of the director.

- An immediate family member of the director, other than his or her spouse, is an employee of a company that has a relationship with Harley-Davidson but the family member is not an executive officer of that company.

* An "immediate family member" as used in these standards includes a person's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-laws, and anyone (other than domestic employees) who shares the person's home.

When making director independence determinations, the Board considered certain business relationships. We have a business relationship with Akamai Technologies, Inc., of which Mr. Conrades is the Chairman, and with Cummins Inc., of which Mr. Linebarger is Chairman and Chief Executive Officer. We discuss these relationships in more detail in the "Certain Transactions" section later in this Proxy Statement. The Board considered the nature of the relationships and the annual amount of payments we make and determined that the dollar amounts of such payments did not preclude the Board from making an independence determination for either director and that the relationships fell within our standards of independence.

In addition, a director cannot qualify as independent for Audit Committee purposes if the director, other than in his or her capacity as a member of the Audit Committee, the Board, or any other Board committee meets one of the following:

- accepts directly or indirectly any consulting, advisory, or other compensatory fee from Harley-Davidson or any of its subsidiaries, except that compensatory fees do not include fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with Harley-Davidson (provided that the compensation is not contingent in any way on continued service)
- is an affiliated person of Harley-Davidson or any of its subsidiaries

Indirect acceptance of any consulting, advisory or other compensatory fee includes:

- acceptance of a fee by a spouse, a minor child or stepchild, or a child or stepchild sharing a home with the Audit Committee member
- acceptance of a fee by an entity in which the Audit Committee member is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity), and which provides accounting, consulting, legal, investment banking or financial advisory services to Harley-Davidson or any of its subsidiaries

Further, when considering whether a director qualifies as independent for Human Resources Committee purposes, the Board considers all factors relevant to determining whether a director has a relationship to the company that is material to that director's ability to be independent from management in connection with the duties of a Human Resources Committee member. In particular, the Board considers whether the director receives compensation from any person or entity that would impair his or her ability to make independent judgments about the company's executive compensation. For these purposes, any current compensation or compensation received within the prior three years is deemed to be worth considering. Similarly, the Board considers whether a director is affiliated with the company, a subsidiary of the company or an affiliate of a subsidiary and whether the affiliate relationship places the director under the direct or indirect control of the company or its senior management, or creates a direct relationship between the director and members of senior management, in each case of a nature that would impair his or her ability to make independent judgments about the company's executive compensation.

Board Committees

The Board has four standing committees: the Audit Committee, the Human Resources Committee, the Nominating and Corporate Governance Committee and the Sustainability Committee. The Corporate Governance page of our website located at *http://www.harley-davidson.com* contains the charter for each of the committees.

AUDIT COMMITTEE

Members:	During 2015, the members of the Audit Committee were directors James A. Norling (Chairperson), Richard I. Beattie, N. Thomas Linebarger, George L. Miles, Jr., and Jochen Zeitz.
Number of Meetings in 2015:	8
Audit Committee Purpose:	The Audit Committee Charter provides that the Audit Committee will assist the Board in fulfilling its oversight responsibility relating to:

- the integrity of our financial statements and the financial reporting process;
- the systems of internal control over financial reporting;
- the maintenance of the Financial Code of Ethics;
- the internal audit function;
- the retention, compensation and termination of the independent registered public accounting firm;
- the annual independent audit of our financial statements;
- the independent registered public accounting firm's qualifications and independence;
- our compliance with legal and regulatory requirements; and
- risk management.

In November 2015, the Audit Committee reviewed the Audit Committee Charter and recommended to the Board that it was not necessary to make changes to it. Shareholders can find it on our website located at *http://investor.harley-davidson.com/phoenix.zhtml?c=87981&p=irol-govhighlights&locale= en_US&bmLocale=en_US*.

The Board has determined that all members of the Audit Committee are independent and financially literate under the audit committee requirements of New York Stock Exchange rules. The Board has also determined that Messrs. Linebarger, Miles and Zeitz are audit committee financial experts within the meaning of SEC rules. The section below under the heading "Audit Committee Report" discusses the functions of the Audit Committee and its activities during fiscal year 2015.

HUMAN RESOURCES COMMITTEE

Members: During 2015, the members of the Human Resources Committee were directors Michael J. Cave (Chairperson), Barry K. Allen (through April 25, 2015), R. John Anderson, George H. Conrades and Sara L. Levinson.

Number of Meetings in 2015: 5

Human Resources Committee Purpose: The Human Resources Committee Charter provides that the Human Resources Committee should:

- establish goals and objectives with the CEO and evaluate at least annually the performance of the CEO in light of these goals and objectives;

- review and approve the total compensation of the CEO on an annual basis, including base pay, with input from all of the independent directors on the Board (who comprise the Nominating Committee) on the performance of the CEO in meeting his or her goals and objectives and concerning the CEO's total compensation;

- review overall compensation policies and plans for executive officers and other employees and, if necessary, recommend plans to shareholders;

- produce a report on compensation for inclusion in our proxy statement in accordance with applicable rules and regulations and review the Compensation Discussion and Analysis that we must include in our proxy statement;

- exercise the authority of the Board to adopt and amend compensation plans for executive officers and other employees and recommend plans to shareholders;

- evaluate company management performance overall and provide recommendations regarding management successors;

- make recommendations regarding stock ownership levels of our executive officers and senior leadership as set forth in our Stock Ownership Guidelines and monitor such levels;

- review potential conflicts of interest and any other potential Code of Business Conduct violations by any of our executive officers (other than the CEO);

- review the disclosure of any waivers of such conflicts or other Code of Business Conduct violations for executive officers (other than the CEO);

- make determinations regarding shareholder advisory votes on compensation of named executive officers; and

- review our policies applicable to executive officers regarding trading and hedging involving company securities.

In November 2015, the Human Resources Committee reviewed the Human Resources Committee Charter and recommended to the Board that it was not necessary to make changes to it. Shareholders can find it on our website located at *http://investor.harley-davidson.com/phoenix. zhtml?c=87981&p=irol-govhighlights&locale=en_US&bmLocale=en_US*.

The Board of Directors has determined that all members of the Human Resources Committee are independent under New York Stock Exchange rules.

The Human Resources Committee also has overall responsibility for reviewing total direct compensation (consisting of base salaries, short-term incentive compensation and long-term incentive compensation) for our employees who are at least at the vice president level and that receive an annual base salary of approximately $300,000 or more. In addition, the Human Resources Committee reviews other aspects of compensation, such as deferred compensation plans and health and welfare plans.

The Human Resources Committee has the authority to engage the services of outside advisors, experts and others to assist it in performing its responsibilities. Since 2010, the Human Resources Committee has retained the services of Meridian Compensation Partners, LLC. Representatives of Meridian report to the chairperson of the Human Resources Committee. On an annual basis, the Human Resources Committee reviews and approves the scope of Meridian's services regarding executive compensation, Meridian's performance and the fees related to work Meridian performed for the Human Resources Committee. The Human Resources Committee retains the right to terminate Meridian's services at any time. Meridian's primary responsibilities to the Human Resources Committee include providing:

- independent competitive market data and advice related to our CEO's compensation level and incentive design;
- a review of our compensation levels, performance goals and incentive designs for the named executive officers; and
- benchmark data on executive compensation.

The Human Resources Committee has considered all factors relevant to Meridian's independence from management and determined that Meridian is independent and that Meridian's performance of services raises no conflict of interest. The Committee's conclusion was based in part on a report that Meridian provided to the Committee intended to reveal any potential conflicts of interest. During 2015, Meridian did no work for us beyond its engagement by the Human Resources Committee and assisting the Nominating Committee with benchmarking director compensation.

The Human Resources Committee annually approves several Short-Term Incentive Plans ("STIPs") to motivate and reward the performance of employees of Harley-Davidson and its subsidiaries. Our STIPs have broad-based participation and provide an opportunity to earn annual cash awards based upon performance during the course of our fiscal year relative to financial goals or other performance objectives. Prior to the beginning of each year, the Human Resources Committee reviews and approves STIP performance measures and goals. The Human Resources Committee also reviews and approves target STIP opportunities for the Harley-Davidson Leadership Team (formerly known as the Executive Leadership Team), which includes the company's CEO and his direct reports. Upon the completion of the fiscal year, the Human Resources Committee determines the extent to which actual performance satisfies the defined performance goals for STIPs.

In general, we grant equity-based long-term incentives annually in February. The Human Resources Committee has authorized the CEO to make equity grants to employees in certain instances, including to help recruit a new employee or retain a current employee or to reward an employee for exceptional service or such other instance that the CEO believes is in our best interest. The CEO may grant awards of stock options and stock appreciation rights that involve not more than 100,000 shares of our common stock in the aggregate annually and not more than 25,000 shares of common stock to any one employee and/or a person engaged to become an employee. The CEO may also grant awards of restricted stock, restricted stock units and shares of our common stock that involve not more than 50,000 shares of our common stock in the aggregate annually and not more than 10,000 shares of common stock to any one employee and/or a person engaged to become an employee. The CEO may not grant equity awards to members of the Harley-Davidson Leadership Team.

The Human Resources Committee has adopted a number of policies and agreements to further the goals of the executive compensation program and to strengthen the alignment of interests of executives with the long-term interests of shareholders, which include guidelines around stock ownership described later in this Proxy Statement in "Compensation Discussion and Analysis - Stock Ownership Guidelines."

In addition, the Human Resources Committee periodically reviews aspects of programs that provide benefits to our executives that are the same benefits received by salaried employees in general. They include medical and dental benefits, retirement plans, employee savings plans, death benefits and deferred compensation plans for eligible employees. Management reviews these programs periodically, generally with the aid of an outside consultant and revises them when necessary.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Members:	During 2015, the members of the Nominating and Corporate Governance Committee were directors Richard I. Beattie (Chairperson), Barry K. Allen (through April 25, 2015), R. John Anderson, Michael J. Cave, George H. Conrades, Sara L. Levinson, N. Thomas Linebarger, George L. Miles, Jr., James A. Norling and Jochen Zeitz.
Number of Meetings in 2015:	4
Nominating and Corporate Governance Committee Purpose:	The Nominating and Corporate Governance Committee Charter provides that the Nominating and Corporate Governance Committee should:

- identify and make recommendations to the Board on individuals qualified to serve as Board members consistent with the criteria that the Board has approved;
- review the Company's management overall to develop a CEO succession plan for recommendation to the Board;
- review and recommend the renomination of current directors;
- review and recommend committee appointments;
- lead the Board in its annual review of the Board's and its committees' performance;
- provide input on the performance of the CEO in meeting his or her goals and objectives and concerning the CEO's total compensation;
- maintain our Code of Business Conduct;
- maintain a process for review of potential conflicts of interest;
- review potential conflicts of interest and other potential Code of Business Conduct violations by our CEO or directors;
- review the disclosure of any waivers of conflicts of interest or other Code of Business Conduct violations by our CEO or directors;
- review and reassess annually our Corporate Governance Policy and recommend any proposed changes to the Board for approval;
- exercise the authority of the Board to review, establish, amend and revise Board compensation levels, plans and policies and, to the full extent permitted by rules of the NYSE and applicable laws, regulations and rules, exercise the authority of the Board to adopt, administer and amend compensation plans for directors and recommend such plans to shareholders, as appropriate and required;
- make recommendations regarding and monitor stock ownership levels of the members of the Board as set forth in our Stock Ownership Guidelines;
- review our policies applicable to directors regarding trading and hedging involving company securities; and
- perform other related tasks, such as studying and making recommendations to the Board concerning the size and committee structure of the Board.

In November 2015, the Nominating and Corporate Governance Committee reviewed the Nominating and Corporate Governance Committee Charter and recommended to the Board that it was not necessary to make changes to it. Shareholders can find this charter on our website located at *http://investor.harley-davidson.com/phoenix.zhtml?c=87981&p=irol-govhighlights&locale=en_US&bmLocale=en_US*.

The Board has determined that all members of the Nominating and Corporate Governance Committee are independent under NYSE rules.

The Nominating and Corporate Governance Committee Charter outlines the criteria for identifying and recommending new candidates to serve on the Board. In considering any potential candidate for the Board, the Nominating and Corporate Governance Committee considers the following qualifications:

- principal employment;
- expertise relevant to the company's business;
- whether the potential candidate will add diversity to the Board, including whether the potential candidate brings complementary skills and viewpoints;
- time commitments, particularly the number of other boards on which the potential candidate may serve;
- independence and absence of conflicts of interest under New York Stock Exchange rules and other laws, regulations and rules;
- financial literacy and expertise; and
- personal qualities including strength of character, maturity of thought process and judgment, values and ability to work collegially.

The Nominating and Corporate Governance Committee's charter has long required the committee to consider diversity in its process of selecting director nominees. Specifically, the Nominating and Corporate Governance Committee evaluates each candidate for director on, among other things, the basis of the diversity that he or she would bring to the Board, including with respect to business and professional experiences, skills, ethnicity and gender. We believe this policy has been effective in the creation of a Board comprised of diverse members and that the composition of the current Board reflects the Nominating and Corporate Governance Committee's consideration of diversity in its evaluation and nomination process.

The Nominating and Corporate Governance Committee will consider candidates that shareholders recommend. Shareholders may recommend candidates for the Nominating and Corporate Governance Committee to consider by writing to the Nominating and Corporate Governance Committee in care of our Secretary, 3700 West Juneau Avenue, P.O. Box 653, Milwaukee, Wisconsin 53201-0653. The Nominating and Corporate Governance Committee's policy regarding director candidates that shareholders recommend and the process for evaluating the nominees are as follows:

- If a shareholder has complied with procedures to recommend director candidates that the Nominating and Corporate Governance Committee has established, then the Nominating and Corporate Governance Committee will consider director candidates that the shareholder has recommended for available seats on the Board.
- In making recommendations to the Board of one or more candidates to serve as a director, the Nominating and Corporate Governance Committee will examine each director candidate on a case-by-case basis regardless of who recommended the candidate. The Nominating and Corporate Governance Committee evaluates candidates in the same manner whether a shareholder or the Board has recommended the candidate.

- In general, for each candidate that any person or group brings to the attention of the Nominating and Corporate Governance Committee for consideration for nomination as a director, the chairperson of the Nominating and Corporate Governance Committee will first make a determination whether the Nominating and Corporate Governance Committee should consider the candidate at that time based on factors the chairperson deems relevant, including our current need for qualified candidates and the chairperson's view as to whether the candidate has sufficient qualifications for further consideration for nomination as a director.

- If the chairperson makes a determination that the Nominating and Corporate Governance Committee should consider the candidate, then the chairperson will report that determination to the Nominating and Corporate Governance Committee and communicate all relevant information to the Nominating and Corporate Governance Committee.

- Each Nominating and Corporate Governance Committee member is responsible for sending feedback on a candidate to the chairperson. The Nominating and Corporate Governance Committee may take any additional steps it deems necessary to determine whether to recommend the candidate to the full Board.

To enable the Nominating and Corporate Governance Committee to consider a shareholder recommendation in connection with the 2017 annual meeting of shareholders, we must receive the recommendation on or before November 21, 2016.

Submitting a shareholder recommendation to the Nominating and Corporate Governance Committee does not ensure that shareholders will have an opportunity to vote on the shareholder's candidate because the Nominating and Corporate Governance Committee may determine not to recommend the candidate to the full Board or the full Board may determine not to recommend the candidate to shareholders. Any shareholder who wants to ensure that shareholders will have an opportunity to vote on the shareholder's candidate may nominate the director candidate for the shareholders to vote on at the 2017 annual meeting of shareholders, in addition to recommending the candidate to the Nominating and Corporate Governance Committee, by giving written notice to our Secretary in advance of the 2017 annual meeting. To give that notice, a shareholder must comply with the terms and time periods of our Restated Articles of Incorporation as supplemented by our By-laws. Our Restated Articles of Incorporation state that a shareholder must give written notice that complies with the Restated Articles of Incorporation and By-laws to our Secretary not less than 60 days before the date in 2017 corresponding to the date we released this Proxy Statement to our shareholders. Because we anticipate mailing the Notice of Internet Availability of Proxy Materials on March 21, 2016, we must receive notice of a nomination for a director candidate for shareholders to consider at the 2017 annual meeting of shareholders no later than January 20, 2017. Even if a shareholder delivers a timely notice and otherwise complies with the terms and time periods of our Restated Articles of Incorporation and By-laws, we will not be obligated to name the shareholder's candidate in our proxy materials.

The Nominating and Corporate Governance Committee is responsible for establishing, reviewing and revising compensation we pay to our directors. The Nominating and Corporate Governance Committee, working with management and third party compensation consultants and reviewing benchmarked data from a comparator group of companies, determines director compensation that it believes is competitive with these companies. The Nominating and Corporate Governance Committee periodically reviews and revises, when necessary, the Director Compensation Policy, generally with the aid of a compensation consultant. The Nominating and Corporate Governance Committee last revised this policy in April 2015.

SUSTAINABILITY COMMITTEE

Members:	The members of the Sustainability Committee are Jochen Zeitz (Chairperson), Michael J. Cave, Donald A. James, Sara L. Levinson, and N. Thomas Linebarger,
Number of Meetings in 2015:	4
Sustainability Committee Purpose:	The Sustainability Committee Charter provides that the Sustainability Committee should:

- monitor the social, political, environmental, public policy, legislative and regulatory trends, issues and concerns that could affect the company's sustainable business model, processes, resources, activities, strategies, and other capabilities, and make recommendations to the Board and management regarding how the company should respond to social and environmental trends, issues and concerns to more effectively achieve its sustainable business goals;

- assist management in setting strategy, establishing goals and integrating social and environmental shared value creation and inclusion into daily business activities across the company consistent with sustainable growth;

- review new technologies and other innovations that will permit the company to achieve sustainable growth;

- consider the impact that the company's sustainability policies, practices and strategies have on employees, customers, dealers, suppliers, the environment and the communities in which the company operates;

- consider and make recommendations regarding support provided by the company or its charitable foundation for charitable, civic, educational and business organizations that impact the company's initiatives and efforts for social and environmental shared value creation and inclusion;

- review the company's periodic sustainability strategy reports, corporate social responsibility reports, and other similar reports and provide direction regarding the company's participation in sustainability-related trade groups and reporting organizations; and

- review and make recommendations to the Board regarding shareholder proposals submitted for inclusion in the company's annual proxy materials relating to the company's sustainability policies, practices or strategies.

In November 2015, the Sustainability Committee reviewed the Sustainability Committee Charter and recommended to the Board that it was not necessary to make changes to it. Shareholders can find it on our website located at *http://investor.harley-davidson.com/phoenix.zhtml?c=87981&p=irol-govhighlights&locale=en_US&bmLocale=en_US*.

Board Meetings, Attendance, Executive Sessions and Annual Meeting Attendance

In 2015, there were four regularly scheduled meetings of the Board and one special meeting, which was held as a telephonic meeting. All director nominees attended at least 75% of the meetings of the Board and the committees on which they served during 2015.

The Board met in executive sessions during all regularly scheduled in-person meetings, without management present, and plans to continue that practice going forward. Mr. Beattie was our Presiding Director at the beginning of 2015. As a result of action by the Board on February 4, 2015, Mr. Beattie became our non-executive Chairman of the Board at the 2015 annual meeting of shareholders. As Presiding Director and then non-executive Chairman of the Board, he presided over these executive sessions.

Unless a director has a conflict in his or her schedule, we expect all directors to attend the Annual Meeting of Shareholders. All of our directors other than Mr. Zeitz attended our 2015 Annual Meeting of Shareholders and were available to answer any shareholder questions.

Leadership Structure

Currently, our Board leadership structure includes a non-executive Chairman of the Board who is an independent director. Mr. Beattie now serves in that role. As a result of action taken by the Board on February 3, 2016, if shareholders re-elect Mr. Cave as a director at the Annual Meeting, he will become our non-executive Chairman of the Board at that time in light of Mr. Beattie's retirement as a director at the Annual Meeting.

Our Corporate Governance Policy gives the Board the flexibility and authority to modify this leadership structure as and when appropriate to best address the company's current circumstances and to advance the best interests of all shareholders. Among other things, the Policy expressly provides that the Nominating and Corporate Governance Committee will elect a Presiding Director when the Chairman is not an independent director. For example, in 2012, the Board elected Mr. Wandell, our former President and Chief Executive Officer, as our Chairman of the Board. At the same time, the Board reviewed and enhanced the role of the Presiding Director, and the Nominating and Corporate Governance Committee appointed Mr. Beattie to serve in that role.

The primary roles of the Presiding Director are to assist the Chairman in managing the governance of the Board of Directors and to serve as a liaison between the Chairman and other directors. The Presiding Director has the responsibility to: (1) preside at all meetings of the Board at which the Chairman is not present, including all executive sessions of the non-management and/or independent directors; (2) call meetings of the non-management and/or independent directors; (3) provide input to the Chairman regarding the annual Board calendar and Board meeting dates, proposed agendas and schedules for Board meetings and the materials and information to be presented to the Board; and (4) serve as a contact for interested parties who wish to communicate with non-management directors.

Prior to the retirement of Mr. Wandell in 2015, the Board determined that having a single individual act both as Chairman and Chief Executive Officer provided centralized management and direction for the company, allowing for a single, clear focus for management to execute our business strategies. The number of independent, experienced directors that made up the Board at that time, along with the independent oversight and enhanced responsibilities of the Presiding Director, benefited the company and its shareholders and assured the appropriate level of management oversight and independence.

As a result of action by the Board on February 4, 2015, Mr. Beattie became our non-executive Chairman of the Board at the 2015 annual meeting of shareholders in light of Mr. Wandell's decision not to stand for reelection as a director at that meeting. The Board believed at the time, and continues to believe, that separating the CEO and Chairman roles will enable Mr. Levatich to focus on the business strategy and operations of the company, while an independent Chairman will provide the continuity of leadership of the Board necessary for the Board to fulfill its responsibilities.

The Board's Role in the Oversight of Risk

While the Board has the ultimate responsibility for oversight of the risk management process, various committees of the Board have a role in the oversight of risk management. In particular, the Audit Committee focuses on financial risk, including internal controls and a periodic review of risks related to cybersecurity, and receives an assessment of the company's systems to monitor and manage business risk from our independent registered public accounting firm. Internal audit regularly reviews risk management processes and internal controls with the Audit Committee. The Audit Committee also receives a report at each regular Audit Committee meeting on legal and compliance matters. In addition, the Human Resources Committee reviews our compensation programs for compensation risk as we describe further in the "Compensation Discussion and Analysis" section of this Proxy Statement. Risk management is an integral part of our annual strategic planning process. The entire Board reviews the strategic risk management plan at least annually.

Shareholder Communication with the Board

Shareholders and other parties interested in communicating with the Chairman of the Board or with non-management directors may do so by writing to Richard I. Beattie, who is our current Chairman of the Board, prior to the Annual Meeting or to Michael J. Cave, who will serve as Chairman of the Board after the Annual Meeting if shareholders reelect Mr. Cave as a director at the Annual Meeting. Mr. Beattie or Mr. Cave can be reached by writing in care of our Secretary, 3700 West Juneau Avenue, P.O. Box 653, Milwaukee, Wisconsin 53201-0653. Communications may be made to the Chairperson of the Audit Committee, James A. Norling, by writing to Chairperson, Audit Committee in care of our Secretary, 3700 West Juneau Avenue, P.O. Box 653, Milwaukee, Wisconsin 53201-0653. The Corporate Governance page of our website lists the current members of the Board of Directors. We open and forward all mail to the director or directors specified in the communication.

CERTAIN TRANSACTIONS

Policies and Procedures Governing Related Person Transactions

In December 2002, our Nominating and Corporate Governance Committee adopted a written policy regarding transactions with related persons. The committee amended this policy, which we refer to as our Conflict of Interest Process, in December 2003.

Under the policy, the chair of the Nominating and Corporate Governance Committee reviews any potential conflict that arises and is reported for our CEO or a director. If the chair of the Nominating and Corporate Governance Committee determines that an actual conflict of interest issue exists, then the entire Nominating and Corporate Governance Committee reviews the potential conflict of interest. If our Nominating and Corporate Governance Committee determines that an actual conflict exists, the Committee decides whether to waive the conflict or require the CEO or director to remove the conflict. Any conflicts that are waived by our Nominating and Corporate Governance Committee are promptly disclosed to our shareholders.

Our Vice President and Chief Legal Officer reviews any potential conflict that arises for any executive officer (other than our CEO and the Vice President and Chief Legal Officer). Our CEO reviews any potential conflict that arises for our Vice President and Chief Legal Officer. If the Vice President and Chief Legal Officer or CEO determines that an actual conflict of interest issue exists, the chair of the Human Resources Committee reviews the potential conflict. If the chair of the Human Resources Committee determines that an actual conflict of interest issue exists, the entire Human Resources Committee reviews the potential conflict of interest. If our Human Resources Committee determines that an actual conflict exists, the Committee decides whether to waive the conflict or require the officer to remove the conflict. Any conflicts that are waived by our Human Resources Committee are promptly disclosed to our shareholders.

Any conflict of interest issue involving any other employee is reviewed by an attorney in our Legal Department. If the attorney believes that an actual conflict of interest issue exists, then the attorney submits the conflict of interest issue to our Vice President and Chief Legal Officer. If our Vice President and Chief Legal Officer determines that an actual conflict exists, then he decides what steps should be taken to resolve the conflict.

Certain Transactions

Mr. Conrades, a current director who is not standing for re-election, is the Chairman of Akamai Technologies, Inc. We have continued a commercial relationship with Akamai that existed before Mr. Conrades joined the Board of Directors under which Akamai provides Internet content distribution services to the company. The fees we paid to Akamai were negotiated on an arm's length basis and are well within the categorical independence standards that the Board has adopted. The relationship does not prevent Mr. Conrades from qualifying as an independent director under the Board's categorical independence standards, and the Board considers Mr. Conrades to be an independent director. The chair of the Nominating and Corporate Governance Committee has considered this related-party relationship under our Conflict of Interest Process, and he determined that no actual conflict of interest issue exists as a result of the relationship.

Mr. Linebarger, a director, is the Chairman and Chief Executive Officer of Cummins, Inc. During 2015, we continued a commercial relationship with Cummins, a relationship that existed before Mr. Linebarger joined the Board of Directors, under which we have purchased exhaust parts and components from subsidiary companies of Cummins. The prices we paid to Cummins were negotiated on an arm's length basis and were well within the categorical independence standards that the Board has adopted. The relationship does not prevent Mr. Linebarger from qualifying as an independent director under the Board's categorical independence standards, and the Board considers Mr. Linebarger to be an independent director. The chair of the Nominating and Corporate Governance Committee has considered this relationship under our Conflict of Interest Process, and he determined that no actual conflict of issue exists as a result of the relationship.

Mr. James, a director, is Director and President and an equity owner of Fred Deeley Imports Ltd. (Deeley Imports), which was the exclusive distributor of the company's motorcycles in Canada until August 2015. We recorded motorcycles and related products revenue and financial services revenue from Deeley Imports during 2015, 2014, and 2013 of $117.3 million, $194.8 million, and $204.8 million, respectively. We had finance receivables balances due from Deeley Imports of $32.8 at August 4, 2015 and $7.4 million and $11.5 million at December 31, 2014 and 2013, respectively. All such products were provided in the ordinary course of business at prices and on terms and conditions that the company believes are the same as those that would result from arm's-length negotiations between unrelated parties. The chair of the Nominating and Corporate Governance Committee had considered this related party relationship under our Conflict of Interest Process, and he determined that no actual conflict of interest issue exists as a result of the relationship. However, due to Deeley Imports' relationship with the company, the Board does not consider Mr. James to be an independent director under the Board's independence standards.

In April 2015, the company and Deeley Imports entered into an asset purchase agreement that resulted in the company's acquisition of certain inventory (net of related amounts due) and accounts receivable from Deeley Imports on August 4, 2015 and the termination of the exclusive distribution agreement between the company and Deeley Imports. Pursuant to the asset purchase agreement, the company made a termination payment to Deeley Imports of approximately $48.7 million and acquired the inventory and accounts receivable of Deeley Imports for approximately CAD$14.8 million. The company also entered into certain office and warehouse leases and transition services agreements with Deeley Imports and Fred Deeley Investments Ltd., an affiliate of Deeley Imports that is controlled by Mr. James, that became effective on August 4, 2015. In 2015, the company paid approximately $408,577 in lease payments under the office and warehouse leases, and there were no payments under the transition services agreement. The parties are currently in the process of addressing post-closing adjustments and similar matters. On the basis that the company negotiated the transactions contemplated by the asset purchase agreement, including the leases and transition services agreements, on an arm's-length basis and such transactions were reviewed and approved by a special committee of the Board of Directors consisting of directors who had no interest in the transactions, the chair of the Nominating and Corporate Governance Committee considered these related party relationships under our Conflict of Interest Process, and he determined that no actual conflict of interest issue existed as a result of the relationships.

Upon the termination of the distribution agreement between the company and Deeley Imports, the company entered into dealer agreements with approximately 66 dealers in Canada, all of which had preexisting dealer agreements with Deeley Imports. These new Canadian dealer agreements included an agreement with Trev Deeley Motorcycles for the operation of a Harley-Davidson dealership located in Richmond, British Columbia. Trev Deeley Motorcycles is owned by the Darren James 2014 Trust, of which Mr. James is the sole trustee and his son, Darren James, is the sole beneficiary. In 2015, we recorded motorcycles and related products revenue from Trev Deeley Motorcycles of CAD$1.9 million and financial services revenue of $2,452. The terms of the dealer agreement with Trev Deeley Motorcycles were negotiated in the ordinary course of business and contain terms and conditions that are substantially similar to all of the company's other Canadian dealer agreements. The chair of the Nominating and Corporate Governance Committee has considered this related party relationship under our Conflict of Interest Process, and he determined that no actual conflict of interest issue exists as a result of the relationship.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

2015 Company Performance

Net Income decreased **10.9%** to **$752.2 million**	Revenue decreased **3.7%** to **$6.0 billion**	Dividends per share increased to **$1.24** versus **$1.10 in 2014** (Increase of 13%)
Gross margin increased **0.4 points** to **36.8%**	HDFS operating income increased by **0.9%** to **$280.2 million**	Company share repurchases increased to **$1.5 billion*** versus **$600 million** in 2014

* $750 million funded by debt issuance in 2015.

In 2015, Harley-Davidson faced major headwinds to its business, due in large part to unfavorable currency exchange rates and intense competition. As a result, as compared to 2014 results, worldwide dealer retail motorcycle sales for 2015 were down 1.3%, motorcycle shipments were down 1.6%, revenue was down 3.7 % and EPS was down 4.9%. However, the company leveraged capabilities in manufacturing and operations to deliver a full-year gross margin of 36.8% and a full-year dividend payout ratio of 34% (the ratio of our annual dividends per share to our EPS). We continued to make progress on our key objectives of growing sales to outreach customers and achieving growth in emerging international markets. Additionally, we repurchased nearly 28 million shares of our stock for $1.5 billion.

Our 2015 full-year results adversely impacted executive compensation for 2015 because our compensation is focused on pay-for-performance. Our failure to meet certain performance targets resulted in executives receiving payouts below target under our short-term incentive plan and cash-based long-term incentive awards.

In October 2015, we unveiled plans to drive demand and grow the business over the long term. As part of that plan, the management team also outlined our key objectives:

Our Company Objectives

1	2	3	4	5
Lead in every market	Grow the sport of motorcycling in the U.S., including growing the number of U.S. core customers and growing U.S. outreach customers at a faster rate	Grow U.S. retail sales and grow international retail sales at a faster rate	Grow revenue and grow earnings faster than revenue through 2020	Outperform the S&P 500

To support achieving these objectives, we have significantly increased our investments in marketing and product development. The plan, which is currently underway, increases Harley-Davidson's investment in customer-facing marketing activities by approximately 65% above 2015 levels and increases our investment in new product development by approximately 35% from 2015 levels. This represents a $70 million increase in investment to drive demand compared to 2015 and is focused in four primary areas:

- Increasing product and brand awareness
- Growing new ridership in the U.S.
- Increasing and enhancing brand access
- Accelerating the cadence and impact of new products

While we expect the current competitive environment will continue for the foreseeable future, we have great confidence in our plans to drive demand and grow our reach and impact globally.

To further strengthen the link between compensation and our strategic objectives, we have revised our approach to our executive compensation for 2016 relating to compensation that is at risk and dependent on performance. Of particular note, we have reconfigured our long-term incentive program to better align long-term rewards with long-term value that shareholders realize. Our changes include eliminating stock options and cash-based long-term incentive awards as elements of our long-term incentives, which we have replaced with performance shares to provide a more direct connection between performance relative to key measures and the rewards that result from that performance. We continued to use restricted stock units for one-third of our long-term incentive program. The amounts that executives will earn under performance shares will depend on our performance relative to certain performance objectives over a 3-year cycle. Importantly, we are factoring a new performance measure into long-term incentive compensation through the performance shares - increasing the percentage of first-time motorcycle purchasers in the U.S. buying new Harley-Davidson motorcycles (weighted at 15%) - while retaining measures based on net income and return on invested capital (now weighted at 42.5% each). The use of performance shares is a prevalent market practice today, aligned with what is considered to be good corporate governance.

We believe we have structured our compensation programs in the best manner possible to support our company strategy, to attain our business objectives, to support our desired corporate culture and to deliver significant shareholder value. We discuss our compensation plans and philosophy in greater detail in this Compensation Discussion and Analysis.

The following table provides an executive summary of our 2015 compensation programs:

Compensation Program/Element	General Description	Strategic Objective of Compensation Program/Element
Annual Base Salary	We establish base salaries for our employees, including executives in our Senior Leadership Group, which consists of approximately the top 75 executives in the company (to whom we refer as our senior leadership), by starting with market reference points that approximate the competitive market 50th percentile and make adjustments based upon individual performance, experience and the potential for advancement.	Provides fixed compensation, in line with our market peer groups, based on job responsibilities of the position, individual experience and tenure.
Financial Short-term Incentive Plans (STIPs)	Our Financial STIPs which are formula-based, provide all of our 6,300 employees, including our senior leadership, the opportunity to earn annual cash awards.	Provides incentive to achieve short-term financial goals and other performance objectives that management and the Board determine to be important at the beginning of the year.
Leadership STIP	Our Leadership STIP provides our senior leadership the opportunity to earn annual cash awards in addition to the cash awards that they could earn under the Financial STIP or reduce the amount of their incentive compensation based upon their demonstration of valued behaviors, measured by input from direct reports and peers.	Provides incentive to achieve goals and objectives in a manner consistent with specific valued behaviors including teamwork, creativity, accountability, integrity and diversity as the Human Resources Committee assesses annually.
Long-term Incentives	Our long-term incentive program has provided for the grant of equity awards and cash-based awards to eligible employees who include our senior leadership. We have made equity grants in the form of stock options and restricted stock units (all of which vest on a pro rata basis over three years). Executives earn cash awards based on the return on invested capital (ROIC) of HDMC over a three-year period.	Provides long-term incentives which are a key component of total compensation the purposes of which are to: (1) focus key employees on our long-term financial success and growth, (2) align the interests of senior leadership with those of shareholders and (3) encourage retention of senior leadership.
Other Benefits	We provide the following additional benefits to our senior leadership, most of which are generally available to all employees: medical, dental, retirement benefits, deferred compensation, life insurance, employee savings plans (401(k)) and limited financial planning benefits.	Provides a competitive level of health, welfare and retirement benefits.

INTRODUCTION

This Compensation Discussion and Analysis addresses our compensation programs and policies for fiscal year 2015 and how they applied to executives in our Senior Leadership Group, who we refer to as our senior leadership. The senior leadership included the following Named Executive Officers (NEOs) in 2015:

- Matt Levatich, President and Chief Executive Officer, Harley-Davidson, Inc.
- John Olin, Senior Vice President and Chief Financial Officer, Harley-Davidson, Inc.
- Larry Hund, President and Chief Operating Officer, Harley-Davidson Financial Services
- Paul Jones, Vice President, General Counsel and Secretary, Harley-Davidson, Inc.
- Tonit Calaway, Vice President, Human Resources, Harley-Davidson, Inc.
- Keith Wandell, Retired Chairman, President and Chief Executive Officer, Harley-Davidson, Inc.

On February 1, 2015, we announced that Mr. Levatich would become our President and Chief Executive Officer effective May 1, 2015 upon the retirement of Mr. Wandell, who had served in that position since 2009. We adjusted Mr. Levatich's compensation to reflect his new position as Chief Executive Officer.

We believe that our employees are a sustainable long-term competitive advantage for our organization. We are in competition to attract and retain executive and employee talent primarily with companies for whom engineering, manufacturing and the maintenance of a strong global product brand and marketing focus are important parts of their businesses. The executive compensation programs and policies we have developed and implemented enable us to compete for, retain and motivate these qualified and talented employees.

Our senior leadership is eligible to participate in other benefit plans that are generally available to our salaried employees. In certain special circumstances, such as newly-hired executives or for special retention or recognition, we provide compensation outside of these regular executive compensation programs. We discuss these special awards in this Compensation Discussion and Analysis where it affects our NEOs. Also, for senior leadership located outside the United States, we customize our compensation and benefits to meet local market, tax, regulatory and competitive practices.

In 2015, these executive compensation programs and policies included the following:

- base salary;
- annual cash incentive compensation;
- long-term incentive awards;
- retirement benefits;
- non-qualified deferred compensation plans; and
- life insurance-related benefits, including payments in lieu of post-retirement life insurance.



ELEMENTS OF COMPENSATION

Base Salary
Long-Term Incentives
Short-Term Incentives

Base Salary

- Paid in cash

Short-Term Incentives

- Paid in cash
- Comprised of financial incentive and leadership incentive plans

2015 LONG-TERM INCENTIVES

Cash-Based Long-Term Incentives (33%)
Restricted Stock Units (33%)
Stock Options (33%)

2016 LONG-TERM INCENTIVES

Restricted Stock Units (33%)
Performance Shares (67%)

Long-Term Incentives

- For 2015, comprised of:
  - 33% Stock Options
  - 33% Restricted Stock Units
  - 33% Cash-Based Long-Term Incentives
- Beginning in 2016, stock options and cash-based long-term incentives were eliminated and replaced with performance shares to provide a more direct connection between performance relative to key measures and the rewards that result from that performance

OVERSIGHT OF EXECUTIVE COMPENSATION

For 2015, the Human Resources Committee had overall responsibility for approving the compensation of our Harley-Davidson Leadership Team (formerly known as the Executive Leadership Team), which we refer to as the HDLT. Our HDLT is a subset of our senior leadership comprised of executives who report directly to the CEO. During 2015, the Human Resources Committee consisted of the following independent directors: Barry K. Allen (through April 25, 2015), R. John Anderson, Michael J. Cave (Chair), George H. Conrades and Sara L. Levinson.

We describe the responsibilities and functions of the Human Resources Committee more fully in the “Corporate Governance Principles and Board Matters-Human Resources Committee” section.

USE OF ADVISORS

The Human Resources Committee has the sole authority to engage the services of outside advisors, experts and others to assist in performing its responsibilities. Since 2010, the Committee has retained Meridian Compensation Partners LLC as its outside executive compensation advisor. We describe the independent advisor’s primary responsibilities and reporting obligations more fully in the “Corporate Governance Principles and Board Matters-Human Resources Committee” section. During 2015, Meridian performed no services for the company beyond its engagement with the Human Resources Committee.

ADVISOR INDEPENDENCE

Pursuant to the Human Resources Committee's Charter, if the Committee chooses to use a compensation consultant, the consultant must be independent. We consider an advisor to be independent if the advisory firm does not provide services or products of any kind to the company or any of its subsidiaries, the advisory firm does not derive more than 1% of its gross revenues from the company and the advisory firm is precluded from providing any other services to the company.

The Committee assessed Meridian's independence, based in part on assurances and confirmation from Meridian as to its independent status. The Committee has concluded that Meridian had no conflicts and believes that Meridian has remained independent throughout its engagement by the Committee.

PEER GROUPS

The Committee used two peer groups in benchmarking executive compensation practices and levels for 2015: (i) one peer group consists of companies for whom manufacturing and engineering are key attributes (Manufacturing/Engineering Peer Group) and (ii) a second peer group that consists of companies for whom the maintenance of a strong product brand is a key attribute (Brand Name/Consumer Goods Peer Group). The Committee uses blended compensation data from these two peer groups to reflect the company's unique emphasis on both the maintenance of the Harley-Davidson product brand and on manufacturing and engineering excellence. In addition, the Committee believes this use of blended compensation data is necessary to appropriately reflect the significantly different compensation philosophies and practices of Brand Name/Consumer Goods companies and Manufacturing/ Engineering companies. The Committee selected peer companies for each of the two peer groups based on revenues and because Harley-Davidson competes for executive talent with these companies. During 2015, five companies fell out of our peer groups because they were acquired: Precision CastParts Corp., TRW Automotive, Beam Inc., Brunswick Corporation and Hillshire Brands.

The Committee reviews compensation levels and reward practices of the two peer groups as disclosed in each peer company's proxy statement. When determining the competitive market using comparator company data, we weight data from the Manufacturing/Engineering Peer Group 60% and data from the Brand Name/Consumer Goods Peer Group 40%. If data from the peer groups is unavailable or inadequate, then we determine the competitive market by using data obtained through the Aon Hewitt 2015 U.S. Total Compensation Measurement (TCM) survey. We have included a list of all of the companies in this survey in the "Corporate Governance" section on our website at http://investor.harley-davidson.com/phoenix.zhtml?c=87981&p=irol-govhighlights&locale=en_ US&bmLocale=en_US. We size-adjust reported data, using regression analysis to normalize to a revenue and/or asset size of the appropriate business unit. We benchmarked NEO compensation versus competitive 50th percentiles based upon proxy statement data from the peer group companies. The Committee believes that the regressed, weighted data derived from the two peer groups accurately reflects the competitive market for executive compensation for our NEOs.

The peer groups that we used in 2015 were:

Manufacturing/Engineering Peer Group

- Borgwarner Inc.
- Cooper-Standard Holdings Inc.
- Cummins Inc.
- Dana Holding Corporation
- Eaton Corporation
- Federal-Mogul Corporation
- Flowserve Corporation
- Genuine Parts Company
- Illinois Tool Works Inc.
- Johnson Controls Inc.
- Joy Global Inc.
- Meritor Inc.
- Navistar International Corporation
- Oshkosh Corporation
- Paccar Inc.
- Pentair, Inc.
- Rockwell Automation Inc.
- Rockwell Collins, Inc.
- Stanley Black & Decker, Inc.
- Tenneco Inc.
- Terex Corporation
- Textron Inc.
- Visteon Corporation

Brand Name/Consumer Goods Peer Group

- 3M Company
- Avon Products, Inc.
- Brown-Forman Corporation
- Campbell Soup Company
- Coach, Inc.
- Colgate-Palmolive Company
- Edgewell Personal Care Co.
- Fortune Brands Home & Security, Inc.
- Harman International Industries, Incorporated
- Hasbro, Inc.
- Kimberly-Clark Corporation
- Mastercard Incorporated
- Mattel, Inc.
- McDonald's Corporation
- Molson Coors Brewing Company
- Nordstrom, Inc.
- Polaris Industries Inc.
- Scotts Miracle-Gro Company
- Sherwin-Williams Company
- Starbucks Corporation
- The Hershey Company

EXECUTIVE COMPENSATION GOALS AND GUIDING PRINCIPLES

Our objective is to provide an opportunity for total direct compensation (consisting of base salary, short-term incentive compensation and long-term incentive compensation) that:

- Creates and reinforces our pay for performance culture;
- Aligns the interests of management with those of our shareholders;
- Attracts, retains and motivates executive talent by providing competitive levels of salary and total direct compensation;
- Provides incentive compensation that promotes desired behavior without encouraging unnecessary and excessive risk; and
- Integrates with our performance management process of goal setting and formal evaluation.

Our executive compensation guiding principles emphasize pay for performance. We base several of our compensation programs upon delivering high levels of performance relative to performance measures that we selected. For example, (i) the annual Financial Short-Term Incentive Plan (STIP) program and the cash-based long-term incentive compensation require that we achieve significant financial performance before recipients are entitled to payments; (ii) the equity programs provide greater financial benefits when our stock price is increasing; and (iii) the Leadership STIP program generates payouts based upon an executive demonstrating certain behaviors we expect of them, which we refer to as "Valued Behaviors." Specifically, the CEO was able to earn a Leadership STIP payment based upon his performance relative to the Valued Behaviors and performance relative to strategic goals and objectives that the Human Resources Committee approved. We base the extent to which an executive demonstrates Valued Behaviors upon the results of an anonymous survey conducted of their peers and subordinates. Our guiding principles are as follows:

- **The compensation program should pay for performance.** Exceptional performance should result in increased compensation; missing performance goals should result in reduced or no incentive pay.

- **Compensation should be competitive with those organizations with which the company competes for top talent.** That would include organizations in our industry sectors of similar size and scale to Harley-Davidson. However, compensation levels should not rigidly follow any formula or target; rather, we should employ discretion to ensure that the company maintains a highly qualified and strong leadership team.

- **Incentive compensation should help drive the business strategy.** The compensation program should encourage both the desired results and the right behaviors. It should also strike a balance between short-term and long-term performance, while incorporating risk-mitigating design features to ensure that the program does not encourage excessive risk. Goals should consider the strategy and the operating budget and be considered a stretch yet be achievable, as appropriately established, for each year.

- **To better align the interests of management with the interests of shareholders,** a significant portion of executive compensation should be equity-based, and stock ownership guidelines should apply to better ensure a focus on long-term, sustainable growth.

- **The compensation program should provide a target total compensation opportunity (base salary plus target annual incentive plus long-term incentive award value at grant date)** - an opportunity to earn compensation assuming performance at target - that is:
    - At the 50th percentile of companies in similarly-sized businesses subject to differences by individual within a range of plus or minus 20%; and
    - Based upon the weighting of the peer group data that we discussed in the "peer group" discussion above or, in the event values from the peer groups are unavailable or inadequate, a calculation of that percentile using values from the Aon Hewitt 2015 U.S. Total Compensation Measurement database.

RESPONSE TO 2015 SHAREHOLDER ADVISORY VOTE

The results of the shareholder advisory vote on executive compensation at our 2015 Annual Meeting of Shareholders were favorable, with 94.1% of the votes cast voted in support of our compensation programs. Prior to the date of that vote, we had already made compensation decisions that impacted executive pay for 2015. Based on the high level of shareholder support for our 2014 compensation programs, the Committee kept in place for 2015 many of the same executive compensation elements that it had disclosed to shareholders in our proxy statement for the 2015 Annual Meeting of Shareholders.

COMPONENTS OF THE EXECUTIVE COMPENSATION PROGRAM

The compensation packages of our senior leadership, and more specifically for NEOs, consist of several elements. The primary elements include:

Base Salary

We set base salaries by starting with salary midpoints that are approximately at the competitive market 50th percentile. We then make adjustments to base salaries on a subjective basis by individual within a range of plus or minus 20% of market 50th percentile based upon each NEO's individual performance and their accomplishment of key initiatives as determined by the assessment of the CEO, the length and nature of the NEO's experience, their competency in the position and their potential for advancement. We also take overall general business and economic conditions into account in determining base salaries. In February 2015, we increased base salaries for each of our NEOs other than our former CEO and our current CEO. The percentage change in base salaries for those NEOs ranged between 6.47% and 9.43%. These percentage increases reflected adjustments related to individual performance as well as adjustments that reflected the elimination, effective March 1, of a cash perquisite allowance for such benefits as a car or a motorcycle. The percent of the increase tied to performance ranged between 3.1% and 5.6%, and the remainder reflected adjustments due to elimination of the perquisite allowance. We believed the increases were appropriate based upon the positioning of the executives' base salaries in relation to the competitive market 50th percentile and their individual performance (including the adjustments for the elimination of the perquisite allowance), all in the manner that we describe above. The base salary of Mr. Levatich increased 4.4% based upon individual performance, 36% as a promotional increase in conjunction with his being named CEO effective May 1, 2015, and $29,300 due to the elimination of the perquisite allowance.

Determination of Base Salaries

Starting point	Adjusted (20%+ or -) based on	Resulting in
50th percentile of peer companies (blended)	• individual performance • accomplishment of key initiatives (determined by CEO) • potential for advancement • general business/economic conditions	• increases (other than CEO) from 6.47% to 9.43% relating to merit (3.1% to 5.6%) and adjustment for elimination of perquisite allowance • 4.4% performance-based increase for our new CEO, plus $29,300 due to elimination of perquisite allowance and promotional increase of 36%

The CEO recommends base salary changes for the HDLT to the Human Resources Committee for final approval. In February 2015, the Human Resources Committee reviewed and approved the salary increase recommendations of Mr. Wandell (then CEO) for the Executive Leadership Team (now known as the HDLT), including the NEOs other than the CEO. Base salary increases became effective as of March 1, 2015 for all NEOs, and Mr. Levatich received his promotional increase effective May 1, 2015.

The Human Resources Committee evaluates the performance of the CEO and reviews external market compensation data with the outside executive compensation adviser to formulate the CEO's salary. The Human Resources Committee believes the difference that exists between the base salary of the CEO and the base salaries of the other NEOs is supported by competitive market data and is appropriate based upon the level of accountability for his position.

Short-Term Incentive Plans (STIPs)

Our STIPs have broad-based employee participation and provide an opportunity to all of our approximately 6,300 employees to earn annual cash awards based upon performance during the course of our fiscal year relative to financial goals or other performance objectives that we generally establish prior to the start of the year. Our senior leadership, including the NEOs, has the opportunity to earn two types of annual incentive compensation. We have based one type on quantifiable, objective factors. We refer to this type of annual incentive compensation opportunity as our Financial STIP. In addition, our senior leadership, including the NEOs, has the opportunity to receive payments under an annual incentive plan that we have referred to as our Leadership STIP, which is based upon qualitative measures. The Human Resources Committee approved the Financial STIPs and a Leadership STIP for 2015 under the Harley-Davidson, Inc. Short-Term Incentive Plan for Senior Executives.

2015 Financial STIPs

In December 2014, the Human Resources Committee approved the company's 2015 Financial STIP consisting of two plans, one for Harley-Davidson Motor Company (HDMC) employees and one for Harley-Davidson Financial Services (HDFS) employees. The Committee reviewed and approved the 2015 performance measures and goals under those plans. To further reinforce our "One Company, One Team, One Direction" philosophy, The members of the Executive Leadership Team, including the NEOs, participated in both the HDMC STIP and the HDFS STIP with payout based upon giving the actual HDMC STIP results a weighting of 90% and the actual HDFS STIP results a weighting of 10%. The Committee based this weighting upon the relative revenues that we expected in 2015 from HDMC and HDFS.

The Human Resources Committee also reviewed and approved the target STIP opportunities for all NEOs for 2015. Target STIP opportunity is the amount of STIP compensation that we would pay to an NEO, expressed as a percentage of his or her annual base salary, assuming that the actual performance resulted in a payout at target. Based upon a review of competitive market data and our compensation philosophy of targeting compensation at the 50th percentile plus or minus 20% based on individual performance and experience, Mr. Wandell recommended the target STIP opportunities for each NEO other than himself. The Human Resources Committee determined the target STIP opportunities for the CEO based upon a review of external market compensation data with input from the outside executive compensation advisor. On this basis, the Committee increased Mr. Levatich's target STIP opportunity to 115% from 110% in conjunction with his impending promotion to President and CEO. There was no change to Mr. Wandell's STIP target for the four months of his employment in 2015 preceding his retirement. For each of the remaining NEOs, the Committee approved 2015 STIP targets that were the same as in 2014.

Name	2015 Target Financial STIP Opportunity (as a percentage of annual base salary)
Matthew S. Levatich	115%
Lawrence G. Hund	80%
John A. Olin	80%
Paul J. Jones	70%
Tonit M. Calaway	70%
Keith E. Wandell	125%

Actual payments under the Financial STIP plans can range from zero to 200% of an individual's target STIP opportunity based on actual company performance.

The key financial measures for the 2015 HDMC and HDFS Financial STIP plans were the following:

HDMC STIP

Consolidated Net Income: consolidated net income from continuing operations excluding the effects of foreign currency fluctuations above or below levels reflected in the 2015 budget, the loss on debt extinguishment, the impact of the acquisition of the Canadian distribution rights, interest expense associated with the recapitalization plan and certain employee separation costs

HDMC Asset Productivity: revenue from the HDMC, excluding the effects of foreign currency fluctuations above or below levels reflected in the 2015 budget and the impact of the acquisition of the Canadian distribution rights, divided by the sum of HDMC average property, plant and equipment, net and average HDMC Net Working Capital

HDMC Net Working Capital: consolidated accounts receivables plus the sum of HDMC current assets consisting of inventories and other current assets (excluding tax assets) less the sum of current liabilities consisting of accounts payable (excluding negative book cash balances) and accrued liabilities (excluding dividends payable and tax liabilities), excluding the effects of foreign currency fluctuations above or below levels reflected in the 2015 budget and the acquisition of the Canadian distribution rights

HDFS STIP

Consolidated Net Income: consolidated net income from continuing operations excluding the effects of foreign currency fluctuations above or below levels reflected in the 2015 budget, the loss on debt extinguishment, the impact of the acquisition of the Canadian distribution rights, interest expense associated with the recapitalization plan and certain employee separation costs

HDFS Return on Assets: HDFS operating income divided by HDFS average finance receivables, net.

These measures are related to our financial results as presented in our consolidated financial statements and notes except that we use monthly information to calculate averages and our financial statements and notes may not disclose detailed amounts for the excluded items because the details are not required for financial statement reporting purposes.

For 2015, the Committee approved a STIP formula for HDMC based upon HDMC Asset Productivity, weighted at 25%, and Consolidated Net Income, weighted at 75%. The rationale for using HDMC Asset Productivity in conjunction with Consolidated Net Income was to provide incentives relating to both the balance sheet and the income statement. These measures take into account the level of return on investment and net income, which involve the size and quality of earnings. The Committee believed the goals it established based on HDMC Asset Productivity and Consolidated Net Income were appropriate and balanced and provided adequate incentive for participants to strive to achieve our objectives for 2015.

The Committee also approved a STIP formula for HDFS based upon HDFS Return on Assets, weighted at 25%, and Consolidated Net Income, weighted at 75%. For HDFS, the rationale for using HDFS Return on Assets in conjunction with Consolidated Net Income was to provide incentives relating to both the balance sheet and the income statement. The Committee believes the goals it established based on HDFS Return on Assets and Consolidated Net Income were appropriate and balanced and provided adequate incentive for participants to strive to achieve our objectives for 2015.

In the case of both the HDMC STIP and the HDFS STIP formulas, the Committee decided that using Consolidated Net Income as a key financial measure reinforced the "One Company, One Team, One Direction" emphasis we have embraced.

Upon the completion of the fiscal year, the Committee reviews the extent to which actual performance satisfies the defined performance goals for each Financial STIP. We typically pay STIP awards in February after the prior year's financial statement audit is complete and the Committee reviews and approves earned amounts. The Committee has the right to reduce awards that senior leadership would otherwise earn under the STIP plan.

Under the HDMC and HDFS 2015 STIP plans, if we did not achieve net income of at least $605.0 million in 2015, then we would not make any payouts, regardless of performance under other financial measures. In addition, the minimum payout was zero (0) and the maximum payout was 200% of a participant's target STIP opportunity with a cap of $6 million that applied to the sum of an executive's Financial STIP and Leadership STIP payouts.

For the 2015 HDMC STIP, we set the HDMC Asset Productivity target at 5.32 and the Consolidated Net Income target at $864.2 million. Meeting both targets would result in a payout under the plan equal to 100% of the target STIP opportunity. The Committee approved potential payout percentages ranging from zero to 200% of the target STIP opportunity for various levels of performance against these performance targets. A participant would have been eligible to receive the maximum potential payout if our performance met or exceeded HDMC Asset Productivity of 5.75 and Consolidated Net Income of $950.6 million. Based on 2015 performance, during which HDMC achieved HDMC Asset Productivity of 4.80 and Consolidated Net Income (as defined above) of $833.9 million, participants in the HDMC STIP earned incentive payments equal to 91.6% of their target STIP opportunity.

For the 2015 HDFS STIP, we set the Return on Assets target at 3.94% and the Consolidated Net Income target at $864.2 million. Meeting both targets would result in a payout under the plan equal to 100% of the target STIP opportunity. The Committee approved potential payout percentages ranging from zero to 200% of the target STIP opportunity for various levels of performance against these performance targets. A participant would have been eligible to receive the maximum potential payout if our performance met or exceeded HDFS Return on Assets of 4.45% and Consolidated Net Income of $950.6 million. Based on 2015 performance, during which HDFS achieved HDFS Return on Assets of 4.09% and Consolidated Net Income of $833.9 million, participants in the HDFS STIP earned incentive payments equal to 103.3% of their target STIP opportunity.

As noted above, members of the HDLT (formerly the Executive Leadership Team), including the NEOs, participated in both the HDMC STIP and the HDFS STIP with payout based upon giving the actual HDMC STIP results a weighting of 90% and the actual HDFS STIP results a weighting of 10%. Based upon these weights, HDLT members earned incentive payments equal to 92.6% of their 2015 target STIP opportunity.

2015 Leadership STIP

In December 2014, the Human Resources Committee approved the Leadership STIP applicable in 2015 that covered our senior leadership, including our NEOs. The Leadership STIP provided the opportunity to earn an incentive payment above amounts that a member of senior leadership could earn under the 2015 Financial STIP. For 2015, the maximum Leadership STIP opportunity for each NEO was 30% of that executive's target Financial STIP opportunity. For example, in the case of Mr. Levatich, his 2015 target Financial STIP opportunity was 115% of base salary and his 2015 maximum Leadership STIP opportunity was 30% of his target Financial STIP opportunity (i.e., 34.5%

of his base salary). Therefore, Mr. Levatich's potential aggregate payout under the Financial STIP and Leadership STIP ranged from zero to 264.5% of his base salary. Mr. Levatich's aggregate maximum payout opportunity reflects his maximum payout under the Financial STIP of 230% of his base salary (i.e., 200% of his target Financial STIP opportunity of 115% of base salary) plus a maximum payout of 34.5% of base salary under the Leadership STIP.

Mr. Levatich was able to earn a Leadership STIP payment based upon his performance relative to the Valued Behaviors, which we identify below, and performance relative to strategic goals and objectives that the Human Resources Committee approved. Senior leadership other than the CEO were able to earn Leadership STIP payments based on their individual performance relative to the Valued Behaviors. For this purpose, we solicit anonymous input using a survey of peers and subordinates. Our Valued Behaviors are: being accountable, modeling integrity, valuing individuality and diversity, inspiring teamwork, and encouraging creativity. If an NEO did not sufficiently meet these objectives, then the amount that the NEO would have earned under the 2015 Financial STIP was subject to reduction by up to 30% of the NEO's target Financial STIP opportunity.

Name	2015 Maximum Leadership STIP Opportunity (as a percentage of Target Financial STIP Opportunity)	2015 Financial STIP Target Opportunity (as a percentage of base pay)	2015 Maximum Leadership and Financial STIP Opportunity (as a percentage of base pay)
Matthew S. Levatich	30%	115%	264.5%
Lawrence G. Hund	30%	80%	184%
John A. Olin	30%	80%	184%
Paul J. Jones	30%	70%	161%
Tonit M. Calaway	30%	70%	161%
Keith E. Wandell*	30%	125%	287.5%

* Note: Due to his retirement in 2015, Mr. Wandell became ineligible for a 2015 Leadership STIP payment.

The Human Resources Committee reviewed and rated the CEO's performance for 2015 against his strategic goals and objectives and rated the extent to which he demonstrated Valued Behaviors. A cross functional group of peers and subordinates rated the extent to which senior leadership, including Messrs. Levatich, Olin, Hund and Jones and Ms. Calaway, demonstrated Valued Behaviors. A third party compiled those ratings, which were reviewed by Mr. Levatich. Based upon these ratings, Mr. Levatich (except in the case of his own payout) recommended Leadership STIP payouts for senior leadership to the Human Resources Committee. Based on the CEO's recommendations, the Committee approved payouts under the Leadership STIP that ranged between 20% and 30% of each senior leadership member's target Financial STIP. The Committee approved a maximum payout under the Leadership STIP of 30% of the target Financial STIP for Mr. Levatich.

2016 Financial STIP

In December 2015, the Committee approved the company's 2016 Financial STIP consisting of a single annual plan for all eligible employees (including our NEOs) rather than separate plans for the Motorcycles Segment and the Financial Services segment. The Committee did this to reinforce our One Company, One Team, One Direction philosophy by aligning all employees on the same plan.

The key financial measures for the 2016 Financial STIP are the following, in each case subject to certain adjustments that the Committee may approve, with the relative weightings that the Committee assigned to each:

Consolidated Net Income: consolidated net income from continuing operations (weighted at 75%)

HDMC Asset Productivity: revenue from HDMC divided by the sum of HDMC average property, plant and equipment, net and average HDMC Net Working Capital (weighted at 12.5%)

HDMC Net Working Capital: consolidated accounts receivables plus the sum of HDMC current assets consisting of inventories and other current assets (excluding tax assets) less the sum of current liabilities consisting of accounts payable (excluding negative book cash balances) and accrued liabilities (excluding dividends payable and tax liabilities)

HDFS Return on Assets: HDFS operating income divided by HDFS average finance receivables, net (weighted at 12.5%)

These measures are related to our financial results as presented in our consolidated financial statements and notes except that we use monthly information to calculate averages and our financial statements and notes may not disclose detailed amounts for the excluded items because the details are not required for financial statement reporting purposes.

Under our 2016 Financial STIP, the minimum payout is zero ($0), the payout at the threshold level of performance is 50% of a participant's target Financial STIP opportunity and the maximum payout is 200% of a participant's target Financial STIP opportunity with a cap of $6 million that applies to the sum of an executive's Financial STIP and Leadership STIP payouts. The Committee determined that there was a reasonable likelihood that employees could achieve the goals and earn incentive compensation at the target performance level.

2016 Leadership STIP

The Committee also approved the 2016 Leadership STIP Plan. For 2016, the maximum Leadership STIP opportunity for each NEO will be based upon a percentage of their base pay, ranging from 40 percentage points for the CEO to 30 percentage points for all other NEOs. The minimum Leadership STIP for all participants is zero. NEOs are able to earn the 2016 Leadership STIP plan based upon effective and efficient development of project management competencies leading to the execution of strategic projects across the enterprise. Unlike 2015, in 2016 the combined payouts under the Financial and Leadership STIP programs cannot exceed 200% of a participant's Financial STIP target.

Long-Term Incentives

The Human Resources Committee believes that long-term incentives are a key component of total compensation for participating executives. The purpose of long-term incentives is to: (i) enhance the growth and profitability of our company by focusing the senior leadership and other key employees on our long-term financial success and growth in value, providing balance and perspective to annual goals and incentives; and (ii) further align the interests of shareholders and employees. In addition, the Committee believes that long-term incentives provide a valuable tool to retain and attract key employees. We use objective market data that our outside executive compensation advisor provides to assign to each key position, including each NEO, that is eligible to participate in the 2014 Incentive Stock Plan a target value of long-term incentive opportunity.

In February 2015, we provided long-term incentive compensation under our 2014 Incentive Stock Plan, which gives the Human Resources Committee the flexibility to grant equity instruments, including stock options, stock appreciation rights, restricted stock and restricted stock units, and under our Employee Incentive Plan, which gives the Committee the flexibility to grant long-term cash incentive awards.

For certain senior leadership, including all NEOs, we provided long-term incentive awards in February 2015 through a mix of restricted stock units and stock options and cash-based long-term incentive awards. For each NEO, we allocated one-third of the executive's target value of long-term incentive opportunity to each of the three types of long-term incentive awards (restricted stock units, stock options and cash-based long-term incentives). The Committee believed this mix of long-term awards encouraged executives to focus on specific long-term corporate objectives while still building equity ownership and shareholder alignment.

We describe the process and restrictions on granting long-term incentive awards more fully in the "Corporate Governance Principles and Board Matters-Human Resources Committee" section.

The Human Resources Committee uses a methodology to calculate an individual's potential aggregate long-term incentive award value that provides for a target value of long-term incentive opportunity that is expressed as a percentage of base salary. In February 2015, the Committee reviewed competitive market data with the CEO (except in the case of his own individual awards) and Meridian. Based upon our compensation philosophy of targeting compensation at the 50th percentile plus or minus 20% based upon individual performance and experience, the Committee approved target values of long-term incentive opportunities that were higher than those in 2014 for Mr. Levatich, Mr. Olin and Ms. Calaway. Mr. Levatich's target value increased from 285% to 450% of base salary in light of his promotion to President and CEO, Mr. Olin's target value increased from 225% to 239% of base salary, and Ms. Calaway's target value increased from 160% to 165% of base salary. The targets for Mr. Hund, Mr. Jones and Mr. Wandell remained unchanged at 215%, 165% and 475%, respectively. Due to Mr. Wandell's retirement, he forfeited all equity awards that we provided to him in February 2015.

For 2015, we converted the target value of long-term incentive opportunity for each NEO into a grant of stock options, an award of restricted stock units, and a cash award opportunity under our cash-based long-term performance plan. For this conversion, we valued each stock option at an amount equal to the closing price of our stock on the date of grant divided by 3.2, and we valued each restricted stock unit at an amount equal to the closing price of our stock on the date of grant. We set the target value of the long-term cash award opportunity at an amount equal to one-third of a NEO's target value of long-term incentive opportunity. Based upon similar considerations, and with input from Meridian, the Committee approved the amount of the CEO's long-term incentive award. We grant restricted stock units to a member of senior leadership in a year only if he or she met or exceeded objective and subjective performance standards that applied to him or her in the preceding year. For purposes of 2015 grants, the Committee determined that all NEOs met or exceeded applicable performance standards in 2014.

In certain special circumstances, such as for newly-hired executives or for special retention or recognition, we also provide compensation outside of these regular executive compensation programs. In 2015, there were no special grants to any NEO.

We award stock options and restricted stock units to employees and directors pursuant to a process that the Committee has approved. Annual stock option and restricted stock unit awards to employees historically have occurred in February after the release of fourth quarter earnings at which time the "window" for effecting transactions in the company's stock is generally open for those employees who, through their job, have access to material non-public information. Off-cycle grants of stock options and/or restricted stock units may only be effective on dates during an open window period and occur after the CEO determines that an individual is deserving of an award because: (i) an eligible employee is a recent hire; (ii) an eligible employee excelled in his/her job; (iii) an eligible employee is promoted to a new position (which is stock eligible); (iv) an eligible employee is highly valued and management wants to retain the individual; or (v) an eligible employee was inadvertently omitted from the annual award list. For senior leadership located outside the United States, we adjust our long-term incentives to address local market tax, regulatory and competitive practices.

Stock Options

For the 2015 equity grants, the Committee believed that stock options were a valuable tool to align the senior leadership with long-term shareholder value creation by placing a portion of their compensation at risk, tied to stock price appreciation. Beginning in 2016, to base more compensation of senior leadership on performance to a greater degree, the Committee approved the use of performance shares in lieu of granting of stock options and providing a long-term cash award opportunity.

Each stock option that we granted in 2015 permits a member of senior leadership, for a period of ten years, to purchase shares of our common stock at an exercise price representing the closing price of the stock on the date of grant. The date of grant is the day on which the Human Resources Committee approves the award, typically at its meeting in February. Stock options that we granted in 2015 generally become exercisable in three equal annual installments beginning one year after the grant date.

Restricted Stock Units

The Committee believes that restricted stock unit awards complement our use of other equity awards by providing an effective and valuable tool to recruit and retain senior leadership.

Restricted stock unit awards entitle a member of senior leadership to receive shares of our common stock in the future only after the awards vest, which will occur only if the individual remains an employee or certain other circumstances apply. The restricted stock unit awards vest in three equal annual installments beginning one year after the grant date. During the vesting period, the recipient is eligible to receive dividend equivalents on a current basis on each restricted stock unit of the same value as dividends that are declared and paid quarterly on each share of stock. Under the vesting rules of our restricted stock unit awards, a recipient who has attained the age of 55 and eligibility for retirement and who retires from the company will have all awards that were granted 12 or more months prior to the date of retirement vested upon retirement.

2015 Cash-Based Long-Term Incentive Awards

In 2015, we granted each NEO a long-term cash incentive award that may be earned over a three-year performance period ending on December 31, 2017 based on performance relative to goals relating to ROIC for HDMC. Payouts may range from zero to 200% of a NEO's target value based upon results over the performance period. The Committee selected ROIC for HDMC to focus executive leadership on the long-term strategic goal of providing an appropriate return to shareholders on the capital invested in the company. The ROIC calculation that we used in the 2015 cash-based long-term incentive awards is as follows, in each case subject to adjustments as determined by the Committee for matters that are "Excluded Items" for purposes of the underlying plan:

HDMC Return on Invested Capital (ROIC)

HDMC Return on Invested Capital (ROIC): the sum of the quotient obtained by, dividing (i) HDMC Net Operating Income After Tax by (ii) Motor Company Invested Capital for each year in the performance period, divided by the number of years in the performance period.

HDMC Net Operating Income After Tax: the amount of HDMC operating income reduced for taxes for the relevant year in the performance period.

HDMC Invested Capital: the average amount of HDMC debt plus the average amount of HDMC shareholder's equity, excluding accumulated other comprehensive income or loss for pension and postretirement benefit plans, for the relevant year in the performance period.

These measures relate to our segment financial results as presented in the notes to our consolidated financial statements except that we do not disclose all of the information necessary to make the calculation relating to share repurchase levels.

At the end of the three-year performance period we will pay the target value of the award if the average ROIC over the three-year performance period is 30.3%. We will pay a maximum award of 200% of the target value if performance is at or above 32.7%. If ROIC is below 12% for the performance period there will be no payout. Awards will be interpolated on a linear basis for performance between these levels.

2013-2015 Cash-Based Long-Term Incentive Awards

The performance period for the cash-based long-term incentive awards that we granted in 2013 ended on December 31, 2015. We paid those awards in February 2016 based upon performance relative to goals relating to average return on invested capital (ROIC) for HDMC that the Committee approved at the time of grant. The target ROIC goal for compensation purposes was 29.3% and actual ROIC performance was 25.9%, yielding a payment of 90.1% of each NEO's target value.

Changes to our Long-Term Incentive Program Design Commencing with 2016 Awards

In December 2015, the Committee approved changes to the design of our long-term incentive awards to:

- Eliminate the granting of stock options
- Eliminate the granting of cash-based long-term incentive awards,
- Grant long-term performance share awards (67% of total award), and
- Continue to grant restricted stock unit awards (33% of total award)

We implemented these changes to increase the focus on achievement of the long-term success of the company by significantly increasing the portion of this compensation as to which executives will not receive value without performance and directly tying the value they receive to performance.

For the long-term incentive awards that we granted in February 2016, we changed the forms and mix of awards for each of the NEOs. We awarded 67% of the target value of long-term incentive opportunity for each NEO in the form of performance share awards and 33% of the target value in the form of time-vested restricted stock units, which will vest one-third per year over each of the subsequent three years.

Each executive's performance share award involves a stated number of performance shares, which we calculated based on the target value attributable to these awards and our share price on the date we granted the awards. A recipient may earn a number of shares of our common stock ranging from 0% to 300% of the stated number of performance shares. The amount that an NEO will earn will be determined at the end of a three-year performance period. As a result, the amount an NEO earns is based on performance and the value that the NEO realizes is based on our stock price.

The performance measures applicable to the performance shares are:

- Cumulative net income over the performance period,
- Average return on invested capital of HDMC over the performance period, and
- Increase in the percentage of first-time motorcycle purchasers in the U.S. buying a new Harley-Davidson over the performance period.

The Committee believes that the structure of this approach, which bases long-term compensation on performance to a greater degree than under the prior structure, is in the best interest of all shareholders and focuses behaviors on the realization of long-term strategic goals of the organization.

Other Benefits

We provide other benefits to our senior leadership, including medical and dental benefits; life insurance-related benefits; deferred compensation; retirement plans; employee savings plan; and limited financial planning and clothing allowance benefits. The goal of these programs is to provide benefits that are competitive in the marketplace where we compete for executives at the senior

leadership level. In general, these benefits have been in place for a number of years. In addition, to a large extent, the most significant benefits available to the senior leadership (such as health, welfare and retirement benefits) are those that are available to all of our salaried employees.

Medical and Dental Benefits

We provide medical and dental benefit plans that are available to substantially all employees, including the senior leadership. We do not provide any supplemental medical or dental benefits to our NEOs.

Employee Purchase Plan Benefit

We provide the opportunity for substantially all employees, including the senior leadership, to purchase eligible Harley-Davidson products (including motorcycles, parts and accessories, and general merchandise) and receive a reimbursement from the company for a portion of the purchase price paid.

Life Insurance-Related Benefits

We provide life insurance-related benefits to the senior leadership that are available only in the event of their death during active employment with the company. The amount of life insurance-related benefits ranges from one and one-half to three times a senior leadership member's annual base pay, depending on salary grade. We also reimburse executives for taxes on income that tax law imputes to executives related to the provision of life insurance in excess of $50,000. For non-executive salaried employees, we provide life insurance-related benefits in the amount of one and one-half times base pay.

Deferred Compensation

We maintain a Non-Qualified Deferred Compensation Plan for salaried employees, in which a group of highly compensated employees (as defined by the Internal Revenue Code) are eligible to participate, including the senior leadership. Under the terms of this plan, participants can defer a portion of their base salary, a portion of their annual STIP payment and/or a portion of their annual restricted stock unit award. If a participant in this plan makes an election to defer eligible compensation and there are statutory limits on such participant's ability to defer at least 6% of eligible compensation into the qualified employee Retirement Savings Plan, then the participant will also receive company matching contributions in this plan that would have been made in the qualified plan if no statutory limit had been applicable. We believe earnings on amounts deferred reflect the returns available in the market as investment options in the Deferred Compensation Plan that are participant directed are similar to those which exist in our 401(k) plan. This plan is structured to comply with Section 409A of the Internal Revenue Code.

Retirement Plans

HDMC Salaried Defined Contribution 401(k) Retirement Plan

For HDMC, we maintain a qualified non-contributory, defined contribution plan that covers all HDMC U.S. salaried employees who were hired on or after August 1, 2006. Under our Non-Qualified Deferred Compensation Plan, we pay participants amounts that would have been accrued or payable under this defined contribution plan if statutory limits that apply to this defined contribution plan as a qualified plan under the Internal Revenue Code had not been applicable. Mr. Jones is and Mr. Wandell was a participant in this plan.

HDFS Defined Contribution 401(k) Plan

For HDFS, we maintain a qualified non-contributory, defined contribution plan that covers all HDFS U.S. salaried employees. Mr. Hund is a participant in this plan.

Harley-Davidson Retirement Plan

HDMC has long maintained a qualified non-contributory, defined benefit pension plan which covers all HDMC U.S. salaried employees who were hired prior to August 1, 2006. Beginning August 1, 2006, we have not allowed new participants into this Plan. Mr. Levatich, Mr. Olin and Ms. Calaway are participants in this plan.

Restoration Plan

We have long maintained a non-qualified Pension Benefit Restoration Plan pursuant to which we pay participants amounts that would have been accrued under or payable from the Salaried Pension Plan if statutory limits that apply to the Salaried Pension Plan as a plan qualified under the Internal Revenue Code had not been applicable.

Employee Savings Plans

We have qualified section 401(k) savings plans for employees, which we believe are competitive with other similar companies. Eligible participants can make contributions to the plan up to the Internal Revenue Code limits. We provide participants with matching contributions of up to either 4.5% or 3% of their eligible compensation based upon the extent to which they make elective deferrals and their date of hire. Under our Non-Qualified Deferred Compensation Plan, we pay participants amounts that we would have provided as matching contributions under the Savings Plan if statutory limits that apply to the Savings Plan as a plan qualified under the Internal Revenue Code had not been applicable.

Payment in Lieu of Post Retirement Life Insurance

Historically, we provided certain senior leadership, including the NEOs, who retire after reaching age 55 and after attaining five or more years of service a benefit in lieu of providing post retirement life insurance coverage. This consisted retiree life insurance consisting of a payment equal to one year's base salary at retirement, plus an amount to reimburse the executive for taxes payable on that payment, in lieu of providing post retirement life insurance coverage. In 2015, the Committee modified this benefit effective January 1, 2016, by increasing the amount of the benefit to two years' base salary and to eliminate the tax payment provision by making the executive liable for all associated taxes. The Committee made the change to eliminate the tax payment and to provide the current participants a similar net benefit. The Committee also closed the benefit to new entrants.

Miscellaneous programs

Historically, we had provided an annual cash perquisite allowance (generally in lieu of receiving other benefits such as a car or a motorcycle) to our senior leadership who are based in the United States. In December 2014, effective March 1, 2015, the Committee approved the elimination of this annual cash payment based upon prevailing market trends. For a subset of the senior leadership including all NEOs, we continue to provide a limited financial planning benefit.

Additionally, to further promote the Harley-Davidson brand and the recognition of senior leadership as representatives of the company at rallies and other industry events, they receive an allowance for the purchase of MotorClothes® apparel and general merchandise.

We permit limited use of our corporate aircraft by NEOs. We have entered into time sharing agreements with executive officers, including the NEOs, to provide terms governing personal use of corporate aircraft and to require the executive officers to pay for each personal flight. The amount that an executive officer pays for each personal flight is equal to the greater of the aggregate incremental cost to the company for such flight and the standard industry fare level (SIFL) valuation used to impute income for tax purposes. In all cases, the CEO must approve all personal use, and any business use for our corporate aircraft takes priority over a NEO's request for personal use.

Other Compensation

For senior leadership and other executives, we have standard compensation packages applicable to relocations and overseas assignments. In addition, in particular cases, such as short-term assignments, we may include other elements in our discretion.

ADDITIONAL EXECUTIVE COMPENSATION POLICIES AND AGREEMENTS

In addition to the compensation programs described above, we have adopted a number of policies and agreements to further the goals of the overall executive compensation program and to strengthen the alignment of interests of executives with the long-term interests of shareholders.

Anti-Hedging and Pledging Policy

Employees may not engage in hedging or pledging transactions with respect to company securities. Certain forms of hedging transactions, such as zero-cost collars and forward sale contracts, allow a shareholder to lock in the value of his or her shareholdings, often in exchange for all or a portion of any future appreciation in the stock. The shareholder is then no longer exposed to the full risks of stock ownership and may no longer have the same objectives as the company's other shareholders. Therefore, we prohibit such hedging transactions by employees. We also prohibit pledging.

Stock Ownership Guidelines

The table below describes the company's stock ownership guidelines as in effect in 2015:

Title	Shares
Chief Executive Officer	200,000
President/Chief Operating Officer - HDFS	80,000
Senior Vice Presidents	30,000
Vice Presidents	20,000
General Managers	15,000

In addition, non-U.S. based senior leadership who are not required to pay U.S. income tax are required to hold 50% of the shares assigned to their designated ownership guideline as indicated in the table above.

The Human Resources Committee monitors each senior leadership member's progress toward, and continued compliance with, the guidelines. Restricted stock, restricted stock units, shares held in 401(k) accounts, vested unexercised stock options and stock appreciation rights, and shares of common stock that senior leadership hold directly count toward satisfying the guidelines. As of December 31, 2015, each NEO had met their stock ownership guideline requirement.

In February 2016, the Committee modified the Stock Ownership Guidelines to define the minimum ownership by reference to a percent of annual base salary. The Committee made the change to better align our requirements with those of companies in our peer groups. The new guidelines, effective May 1, 2016, are as follows:

Title	Percent of Base Salary
Chief Executive Officer	600%
President/Chief Operating Officer - HDFS	400%
Senior Vice Presidents	300%
Vice President or General Manager*	200%

* Note: Our new Stock Ownership Guidelines apply to Vice Presidents or General Managers that receive an annual base salary of approximately $300,000 or more.

As of December 31, 2015, each NEO that is a current employee met their respective new guideline that will be effective May 1, 2016.

The Committee believes the Stock Ownership Guidelines are appropriate, market competitive and provide for significant alignment of the interests of senior leadership with those of shareholders.

Transition Agreements

We have entered into Transition Agreements with Mr. Levatich, Mr. Hund and Mr. Olin that become effective upon a change of control of Harley-Davidson, Inc. as defined in the Transition Agreements. In the agreements with these NEOs, to the extent that payments to these executives under these agreements would be considered "excess parachute payments" as defined in Section 280G of the Internal Revenue Code, the payments will be reduced to a point at which they are no longer considered excess parachute payments, or the executive will receive the full payment and be personally liable for the excise tax, whichever produces the larger after-tax benefit to the executive. There are no provisions for an excise tax gross up or any provision for payment of benefits in the event the executive voluntarily terminates his employment for no reason after a change of control. There is no immediate vesting of equity awards upon a change of control for NEOs who are parties to Transition Agreements.

We believe the circumstances that entitle an individual to payments upon termination of employment following a Change of Control strike the appropriate balance between protecting the interests of our shareholders and our executives. A table below presents estimates of the amounts of compensation payable to each NEO upon a change of control and termination of the executive. The assumptions we used to calculate those amounts accompany the Change of Control table.

Under the Transition Agreements, a change of control of Harley-Davidson means any one of the following:

- the total number of directors either serving on the date of the agreement or approved by those serving on the date of the agreement or successors they have approved no longer constitutes at least 2/3 of the Board;

- any person becomes the owner, directly or indirectly, of 20% or more of our outstanding common stock or voting power;

- the consummation of a merger or consolidation with another company, a sale of most of our assets, or a liquidation or dissolution, unless, in the case of a merger or consolidation, the total number of directors serving on the date of the agreement or approved by those serving on the date of the agreement or successors they have approved will constitute at least 2/3 of the board of the surviving company after the transaction; or

- at least 2/3 of the total number of directors either serving on the date of the agreement or approved by those serving as of the date of the agreement or successors they have approved determines immediately before a proposed action is taken that the action will constitute a change of control event (and the action is subsequently taken).

Severance Policy

Senior leadership, including the CEO and the other NEOs, are covered under our Executive Severance Policy that provides for a cash severance benefit that varies between 12 and 24 months of base pay and 18 months continuation of certain employee benefits if we terminate employment other than for cause.

Group	Cash Severance (months of base pay)
Harley-Davidson Leadership Team (HDLT)	24 months
Non-HDLT General Managers and above	12 months

Employment Agreements

We generally do not enter into employment contracts with executives that provide for ongoing terms of employment. However, as discussed above, we have entered into Transition Agreements with three of our NEOs.

Tally Sheets

To inform its decision-making process, the Committee reviewed tally sheets that management and the outside executive compensation advisor prepared. Tally sheets provide a comprehensive picture of the current and historical compensation of each NEO by recounting in detail the dollar value of the total compensation that we paid to each NEO for the past three years. The total dollar value includes base salary and short-term and long-term incentive compensation that we actually paid, and the costs we incur to provide various health and insurance benefits and perquisites to our NEOs. The tally sheets also reflect each NEO's accumulated realized and unrealized stock option gains, any vested and unvested restricted stock or restricted stock unit awards and stock options at various stock values, and any outstanding long-term cash awards at target value and the amounts our NEOs will receive if they leave the company under various circumstances, such as retirement or termination in connection with a change of control. The Committee believes that annual review of the tally sheets is helpful as part of its process to oversee the design of our executive compensation program.

"Clawbacks"

In 2010, Congress passed the Dodd-Frank Act, which requires many public companies to adopt clawback policies. Although the SEC has not yet issued the final regulations under the Act, the Committee implemented a clawback policy in 2014 in anticipation of such SEC action. In the event that any fraud or intentional misconduct by an executive officer was a contributing factor to the company having to restate any financial statements filed with the Securities and Exchange Commission due to the company's material noncompliance with any financial reporting requirement under the securities laws, then the Board or the Committee may, in its discretion and to the extent permitted by governing law, require the company to seek reimbursement or forfeiture of any eligible compensation paid or credited to or earned by such executive officer. The amount of eligible compensation subject to forfeiture is any eligible compensation in excess of the amounts that would have been paid or credited to or earned by such executive officer during the three-year period preceding the date on which the company is required to prepare the restatement based directly on the restated financial results. For the purposes of this policy, the term "executive officer" means any officer (i) designated as a Section 16 officer under the federal securities laws or (ii) who has been designated an executive officer by the Board, and the term "eligible compensation" means any bonuses paid or credited to or any other incentive compensation earned by an executive officer.

Once final regulations for the Dodd-Frank Act are published, the Committee intends to revise the clawback policy as necessary to comply with the Act and the final regulations.

Income Tax Consequences of Executive Compensation

Section 162(m) of the Internal Revenue Code limits the tax deductibility of compensation that we pay to NEOs (other than the chief financial officer) to $1,000,000 in any year. This limitation does not apply to performance-based compensation if certain conditions are met. The Human Resources Committee generally intends to maximize the extent of the tax deductibility of executive compensation under the provisions of Section 162(m). The Committee believes, however, that shareholders' interest are best served by not restricting its discretion and flexibility in structuring compensation programs, even though such programs may result in certain non-deductible compensation expenses.

Summary Compensation Table

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (1) (d)	Stock Awards ($) (2) (e)	Option Awards ($) (2) (f)	Non-Equity Incentive Plan Compensation ($) (3) (g)	Change in Pension Value ($) (4) (h)	All Other Compensation ($) (5) (i)	Total ($) (j)
Matthew S. Levatich President and CEO	2015	$901,500	$307,495	$1,500,015	$968,462	$1,455,144	$1,285,000	$52,432	$6,470,048
	2014	$669,167	$220,825	$641,313	$474,134	$1,481,473	$1,508,000	$439,057	$5,433,969
	2013	$635,000	$190,500	$559,328	$418,606	$1,152,610	$675,000	$105,236	$3,736,280
John A. Olin Senior Vice President and CFO	2015	$626,667	$150,400	$504,999	$326,053	$798,007	$636,000	$49,711	$3,091,837
	2014	$585,000	$140,400	$442,668	$327,254	$937,118	$750,000	$62,213	$3,244,653
	2013	$552,500	$124,312	$369,347	$276,411	$672,006	$364,000	$65,203	$2,423,779
Lawrence G. Hund President and COO - HDFS	2015	$571,673	$137,202	$415,669	$268,370	$731,351	$190,000	$26,119	$2,340,384
	2014	$525,000	$126,000	$380,026	$280,930	$902,154	$110,000	$45,593	$2,369,703
	2013	$495,833	$111,562	$340,661	$254,952	$806,872	$42,000	$31,589	$2,083,469
Paul J. Jones Vice President and General Counsel	2015	$495,833	$104,125	$274,975	$177,547	$490,280	—	$90,731	$1,633,491
	2014	$456,667	$95,900	$252,997	$187,042	$592,377	—	$104,010	$1,688,993
	2013	$433,333	$84,500	$186,667	$139,701	$415,640	—	$99,523	$1,359,364
Tonit M. Calaway Vice President, Human Resources	2015	$440,833	$61,717	$246,024	$158,831	$441,938	$359,000	$36,205	$1,744,548
Keith E. Wandell Former Chairman, President and CEO	2015	$511,209	—	$2,022,982	$1,306,146	$1,869,156	$289,000	$165,268	$6,163,761
	2014	$1,191,667	$446,875	$1,900,005	$1,404,648	$3,775,268	$94,000	$371,227	$9,183,690
	2013	$1,141,667	$428,125	$1,820,999	$1,362,835	$3,783,110	$2,152,000	$386,361	$11,075,097

(1) NEOs earned a Leadership STIP during 2015 and received payment for the award in 2016. We disclose this compensation in the table for the year in which it was earned.

(2) We have calculated the compensation related to stock (restricted stock unit) and option awards based on the grant date fair value of an award. We based the fair value of restricted stock unit awards on the market price of the underlying stock as of the date of grant (which considers the value of dividend equivalents that the holder of restricted stock units is entitled to receive). We calculated the fair values of option awards using a binomial lattice model. Refer to Note 17 of our financial statements included in our 2015 Annual Report on Form 10-K for details regarding assumptions we used to value the option awards.

(3) We disclose this compensation in the table for the year in which it was earned. NEOs earned a Financial STIP for 2015 and a cash-based long-term incentive award for the performance period of 2013 through 2015 and received payment for these awards in 2016.

(4) The amounts in this column represent the aggregate change in the actuarial present value of each NEO's accumulated benefit under all defined benefit and actuarial pension plans (including supplemental plans) from the pension plan measurement date used for financial statement reporting purposes with respect to our audited financial statements for 2014 to the pension plan measurement date used for financial statement reporting purposes with respect to our audited financial statements for 2015. Refer to the narrative to the Pension Benefits Table for further information.

(5) All other compensation consists of the following:

	Financial Planning	Harley-Davidson Motor-Clothes	Tax Equalization (a)	Cash Perquisites (b)	Life Insurance Tax Gross Up (c)	401(k) Plan Contribution	Deferred Compensation Plan Contribution	Healthcare Account Contribution	Total
Matthew S. Levatich	$12,000	$624	$(26,398)	$7,400	$2,067	$7,950	$46,289	$2,500	$52,432
John A. Olin	$—	$1,203	$—	$5,075	$1,703	$7,950	$31,780	$2,000	$49,711
Lawrence G. Hund	$9,716	$—	$—	$5,075	$1,578	$9,750	$—	$—	$26,119
Paul J. Jones	$3,185	$2,886	$—	$5,075	$679	$20,600	$55,806	$2,500	$90,731
Tonit M. Calaway	$—	$3,000	$—	$5,075	$765	$7,950	$16,915	$2,500	$36,205
Keith E. Wandell	$10,000	$—	$—	$7,400	$7,511	$22,325	$116,032	$2,000	$165,268

(a) All other compensation that we disclosed for Mr. Levatich for 2014 included an amount associated with the cost to us of providing a tax equalization benefit to Mr. Levatich according to our standard expatriation policy in connection with his residence in Switzerland while serving in Italy at our request during 2008 and 2009. The 2014 cost was calculated on an estimated basis because the exact amount of Mr. Levatich's tax liabilities were not finalized until after the filing of our proxy statement in 2015. In 2015, we determined the final amount, which was lower than the estimate and resulted in Mr. Levatich making a payment back to the company. The amount disclosed for 2015 reflects that payment.

(b) Cash payments in lieu of receiving certain perquisites and personal benefits. Effective in March 2015, we eliminated the payment of cash perquisites and adjusted each NEO's base salary upward by an amount equal to their former annual cash perquisite payment.

(c) Reimbursement for income taxes on income that tax law imputes to executives related to the provision of life insurance in excess of $50,000.

Grants of Plan Based Awards for 2015

Name (a)		Grant Date (b)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#) (2) (i)	All other Option Awards: Number of Securities Underlying Option (#) (j)	Exercise or Base Price of Option Awards ($/sh) (k)	Grant Date Fair Value of Stock and Option Awards (l)
			Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)				
Matthew S. Levatich	Financial STIP	11/30/2015	$651,042	$1,302,083	$2,604,167							
	Leadership STIP	11/30/2015	—	$416,667	—							
	Long-term cash	2/3/2015	$750,000	$1,500,000	$3,000,000							
	RSU's	2/3/2015							23,626			$1,500,015
	Stock Options	2/3/2015								75,602	$63.49	$968,462
John A. Olin	Financial STIP	11/30/2015	$260,600	$521,200	$1,042,400							
	Leadership STIP	11/30/2015		$195,450								
	Long-term cash	2/3/2015	$252,500	$505,000	$1,010,000							
	RSU's	2/3/2015							7,954			$504,999
	Stock Options	2/3/2015								25,453	$63.49	$326,053
Lawrence G. Hund	Financial STIP	11/30/2015	$238,667	$477,333	$954,667							
	Leadership STIP	11/30/2015		$179,000								
	Long-term cash	2/3/2015	$207,834	$415,667	$831,334							
	RSU's	2/3/2015							6,547			$415,669
	Stock Options	2/3/2015								20,950	$63.49	$268,370
Paul J. Jones	Financial STIP	11/30/2015	$191,333	$382,667	$765,333							
	Leadership STIP	11/30/2015		$164,000								
	Long-term cash	2/3/2015	$137,500	$275,000	$550,000							
	RSU's	2/3/2015							4,331			$274,975
	Stock Options	2/3/2015								13,860	$63.49	$177,547
Tonit M. Calaway	Financial STIP	11/30/2015	$160,825	$321,650	$643,300							
	Leadership STIP	11/30/2015		$137,850								
	Long-term cash	2/3/2015	$123,000	$246,000	$492,000							
	RSU's	2/3/2015							3,875			$246,024
	Stock Options	2/3/2015								12,399	$63.49	$158,831
Keith E. Wandell	Long-term cash	2/3/2015	$1,011,500	$2,023,000	$4,046,000							
	RSU's	2/3/2015							31,863			$2,022,982
	Stock Options	2/3/2015								101,963	$63.49	$1,306,146

(1) In February 2015, the Human Resources Committee approved cash-based long-term incentive awards. Under the awards, the NEOs have the potential to earn the estimated future payouts that we disclose above based on performance during the three-year period ending December 2017 which we expect to pay out in February 2018. The 2015 cash-based long-term incentive awards will pay out based upon the attainment of average return on invested capital above a threshold amount. If a payout is earned under the cash-based long-term incentive awards, the payment will vary between 50% and 200% of the target value of long-term incentive opportunity attributable to these awards based upon results over the performance period. We include further details regarding these awards, including information on performance criteria, in the "Compensation Discussion and Analysis-Components of the Executive Compensation Program" section.

In November 2015, the Human Resources Committee approved the Financial STIP and Leadership STIP relating to 2016 performance. Under these plans, each NEO has the potential to earn the estimated future payouts that we disclose above during 2016 which we would pay out in February 2017. The maximum Leadership STIP is equal to the target; however, the maximum combined payouts under the Financial STIP and the Leadership STIP cannot exceed the participant's maximum Financial STIP target. Therefore, we have not included a separate maximum amount for the Leadership STIP.

We include further details regarding these plans, including information on performance criteria, in the "Compensation Discussion and Analysis-Components of the Executive Compensation Program" section.

(2) Restricted stock unit awards involve stock units which at vesting are settled with the issuance of a share of our common stock for each vested unit. NEOs earn or vest in the shares when the restrictions on the awards lapse, but only if the individual remains an employee or certain other circumstances apply. The restricted stock unit awards that we granted to NEOs in February 2015 vest 33% after 1 year, 33% after 2 years, and 33% after 3 years. However, if the NEO is 55 years of age or older and elects to retire more than one year after the date of the grant of an award, all unvested stock units under that award will automatically vest upon retirement. During the restricted period, each restricted stock unit entitles the recipient to receive dividend-equivalent payments equal to the quarterly dividends on one share of common stock, if any are paid to shareholders.

NARRATIVE TO SUMMARY COMPENSATION TABLE AND GRANTS OF PLAN-BASED AWARDS TABLE

For 2015, we maintained the following executive compensation programs for our named executive officers:

- Base salary

- Annual cash incentive compensation consisting of a Leadership STIP and a Financial STIP

- Long-term incentive awards

- Perquisite cash allowance through March 1, 2015 (cash payments made in lieu of receiving other benefits such as a car, motorcycle and other limited perquisites)

- Retirement benefits

- Non-qualified deferred compensation plan

- Life insurance-related benefits, including payments in lieu of post-retirement life insurance

We include further details regarding these programs, including information on performance criteria and vesting provisions, in the "Compensation Discussion and Analysis—Components of Executive Compensation Program" section.

Outstanding Equity Awards at December 31, 2015

Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (1) (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (2) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)
Matthew S. Levatich (3)	—	75,602		$63.49	02/03/25				
	10,975	21,951		$62.33	02/04/24				
	23,044	11,523		$51.78	02/04/23				
	32,198	—		$45.32	02/06/22				
	26,247	—		$41.33	02/09/21				
	19,447	—		$39.04	02/13/18				
	9,149	—		$68.91	02/14/17	34,087	$1,547,209		
John A. Olin (4)	—	25,453		$63.49	02/03/25				
	7,575	15,151		$62.33	02/04/24				
	15,216	7,609		$51.78	02/04/23				
	20,194	—		$45.32	02/06/22				
	13,059	—		$41.33	02/09/21				
	44,465	—		$22.63	02/10/20				
	30,000	—		$28.54	10/19/19				
	12,587	—		$12.30	02/12/19				
	28,760	—		$39.04	02/13/18				
	6,111	—		$68.91	02/14/17	15,067	$683,891		
Lawrence G. Hund (5)	—	20,950		$63.49	02/03/25				
	6,503	13,006		$62.33	02/04/24				
	14,035	7,018		$51.78	02/04/23				
	7,218	—		$45.32	02/06/22				
	37,610	—		$22.63	02/10/20				
	40,053	—		$18.92	07/17/19	12,805	$581,219		
Paul J. Jones (6)	—	13,860		$63.49	02/03/25				
	4,329	8,660		$62.33	02/04/24				
	7,690	3,846		$51.78	02/04/23				
	11,039	—		$45.32	02/06/22	8,239	$373,968		
Tonit M. Calaway (7)	—	12,399		$63.49	02/03/25				
	3,742	7,484		$62.33	02/04/24				
	3,614	3,557		$51.78	02/04/23				
	152	—		$39.04	02/13/18				
	3,198	—		$68.91	02/14/17				
	1,024	—		$51.46	02/14/16	7,326	$332,527		
Keith E. Wandell	97,545	—		$62.33	02/04/24				
	112,538	—		$51.78	02/04/23				
	60,032	—		$45.32	02/06/22				

(1) We granted all options ten years prior to the expiration date. Each grant vests ratably over a three year period beginning with the first 33% vesting one year after the date of grant, the second 33% vesting two years after the date of grant and the third 33% vesting three years after the date.

(2) In 2015, the Committee awarded restricted stock units (RSUs) to each NEO. The restricted stock units provide a benefit that is equivalent to restricted stock and upon vesting are settled through the issuance of a share of our common stock for each vested restricted stock unit.

(3) Mr. Levatich's restricted stock and restricted stock units vest as follows:
7,875 shares on February 3, 2016
7,031 shares on February 4, 2016
7,875 shares on February 3, 2017
3,430 shares on February 4, 2017
7,876 shares on February 3, 2018

(4) Mr. Olin's restricted stock and restricted stock units vest as follows:
2,651 shares on February 3, 2016
4,745 shares on February 4, 2016
2,651 shares on February 3, 2017
2,368 shares on February 4, 2017
2,652 shares on February 3, 2018

(5) Mr. Hund's restricted stock and restricted stock units vest as follows:
2,182 shares on February 3, 2016
4,225 shares on February 4, 2016
2,182 shares on February 3, 2017
2,033 shares on February 4, 2017
2,183 shares on February 3, 2018

(6) Mr. Jones' restricted stock and restricted stock units vest as follows:
1,443 shares on February 3, 2016
2,555 shares on February 4, 2016
1,444 shares on February 3, 2017
1,353 shares on February 4, 2017
1,444 shares on February 3, 2018

(7) Ms. Calaway's restricted stock and restricted stock units vest as follows:
1,291 shares on February 3, 2016
2,281 shares on February 4, 2016
1,292 shares on February 3, 2017
1,170 shares on February 4, 2017
1,292 shares on February 3, 2018

Option Exercises and Stock Vested in 2015

Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
Matthew S. Levatich	—	—	6,955	$441,359
John A. Olin	—	—	3,465	$284,341
Lawrence G. Hund	14,435	$260,843	4,449	$282,490
Paul J. Jones	6,788	$155,523	2,352	$149,279
Tonit M. Calaway	8,685	$122,696	2,186	$138,751
Keith E. Wandell	169,545	$2,829,587	34,908	$2,130,660

Pension Benefits

Name (a)	Plan Name (b)	Number of Years Credited Service (#) (c)	Present Value of Accumulated Benefit ($) (d)	Payments During Last Fiscal Year ($) (e)
Matthew S. Levatich	Harley-Davidson Retirement Annuity Plan	21.4	$710,000	
	Restoration Plan	21.4	$5,055,000	$0
John A. Olin	Harley-Davidson Retirement Annuity Plan	12.7	$505,000	
	Restoration Plan	12.7	$2,251,000	$0
Lawrence G. Hund	Cash in lieu of life insurance		$1,058,000	$0
Paul J. Jones	Not applicable		$0	$0
Tonit M. Calaway	Harley-Davidson Retirement Annuity Plan	17.3	$531,000	
	Restoration Plan	17.3	$1,266,000	$0
Keith E. Wandell	Cash in lieu of life insurance		—	$2,535,000

NARRATIVE TO PENSION BENEFITS TABLE

We maintain the Retirement Annuity Plan for Salaried Employees of Harley-Davidson, a noncontributory defined benefit pension plan ("Harley-Davidson Retirement Annuity Plan"). Under the Salaried Pension Plan, our salaried employees (excluding employees of HDFS and certain other subsidiaries, such as Mr. Hund), including Mr. Levatich, Mr. Olin, and Ms. Calaway, are generally eligible to retire with unreduced benefits at age 62 or later. Mr. Jones is not eligible and Mr. Wandell was not eligible to participate as the plan was closed to new participants in 2006.

Benefits are based upon monthly "final average earnings" as defined in the Harley-Davidson Retirement Annuity Plan. The monthly benefit is 1.2% of the final average earnings plus 0.4% of the final average earnings in excess of Social Security covered compensation multiplied by years of service.

For each eligible NEO, final average earnings equal one-twelfth of the highest average annual total compensation (consisting of base salary, annual bonus and annual non-equity incentive compensation as shown in the Summary Compensation Table) paid over five highest total compensation years within the last ten years of service prior to the participant's retirement or other date of termination. Compensation under any long-term incentive plan that we maintain, including equity or cash plans, is not eligible compensation for purposes of the pension or pension benefit restoration plans.

Vesting under the Harley-Davidson Retirement Annuity Plan occurs upon the earlier of five years of service or age 65. An employee who retires after age 55 and before age 62 with a minimum of five years of service will receive an actuarially reduced benefit under the Harley-Davidson Retirement Annuity Plan. The surviving spouse of an employee who is eligible for early retirement or who is vested at death is also entitled to certain benefits under the Harley-Davidson Retirement Annuity Plan.

We have adopted the Pension Benefit Restoration Plan pursuant to which we will pay participants amounts that exceed certain limitations the Internal Revenue Code imposes on benefits payable under the Harley-Davidson Retirement Annuity Plan as a plan qualified under the Internal Revenue Code and to counteract the effect of participation in the Harley-Davidson deferred compensation plan. Approximately 100 employees participate in the Restoration Plan. Executives in the plan as of December 31, 2008 made an irrevocable election to receive their benefit from the Restoration Plan as either a single lump sum payment or a monthly payment.

We computed the present value of each NEO's accumulated benefit using the same assumptions and measurement date that we used for financial reporting purposes for our 2015 financial statements. For each active NEO that was eligible to receive benefits as of the end of the year, we assumed a retirement age of 62, which is the earliest age at which an NEO may retire under the relevant plans without any reduction to benefits.

Certain executives who retired prior to January 1, 2016 were entitled to receive a lump sum payment equal to one year's salary plus applicable taxes upon retirement at or after age 55 with 5 years of service. For retirements after January 1, 2016, certain executives are entitled to receive a lump sum payment equal to two years' salary upon retirement at or after age 55 and 5 years of service with no provision for taxes. We have adopted this defined benefit in lieu of providing post-retirement life insurance. Mr. Wandell received a payment under this plan in 2015 following his retirement in May 2015. Mr. Hund was the only NEO who was eligible to receive this benefit as of December 31, 2015. The other NEOs were not entitled to this benefit as of December 31, 2015 because they would not have satisfied the eligibility requirements as of that date.

Non-qualified Deferred Compensation

Name (a)	Executive Contribution in Last FY ($) (1) (b)	Registrant Contributions in Last FY ($) (2) (c)	Aggregate Earnings in Last FY ($) (3) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($) (4) (f)
Matthew S. Levatich	$106,274	$46,289	$(9,959)	—	$606,602
John A. Olin	$148,958	$31,780	$(22,765)	—	$1,880,406
Lawrence G. Hund	$555,135	—	$11,655	—	$1,981,316
Paul J. Jones	$69,233	$55,806	$(8,668)	—	$429,007
Tonit M. Calaway	$34,973	$16,915	$7,004	—	$298,987
Keith E. Wandell	$7,500	$116,032	$29,784	$1,755,199	$20,909

(1) Executive contributions to these plans represent compensation that NEOs earned but elected to defer. The entire executive contribution is therefore included in the NEO's compensation reported in the Summary Compensation Table.

(2) Employees of HDMC hired prior to August 1, 2006, including Mr. Levatich, Mr. Olin and Ms. Calaway, receive a company matching contribution of up to 50 percent of their deferred compensation plan contributions (including contributions to the company's 401(k) plans and its non-qualified deferred compensation plans) on the first six percent of cash compensation (salary and non-equity incentive plan pay) that was deferred. Employees of HDMC hired after August 1, 2006, including Mr. Jones (and prior to his retirement Mr. Wandell), receive a matching contribution of up to 75 percent of their deferred compensation plan contributions (including contributions to the company's 401(k) plans and its non-qualified deferred compensation plans) on the first six percent of cash compensation (salary and short-term incentive plan pay) that was deferred. In addition, employees with a date of hire or rehire on or after August 1, 2006, and who are not covered under the Harley-Davidson Retirement Annuity Plan during the same period may

receive an additional employer contribution of four percent of their eligible pay. The total amount of such employer contributions that is included in the non-qualified deferred compensation plan is equal to the total contribution less the amount contributed to the NEO's 401(k) account. We reflect these contributions as a component of all other compensation in the Summary Compensation Table. Employees of Harley-Davidson Financial Services, including Mr. Hund, do not receive a matching contribution on deferred compensation plan contributions.

(3) Executives have the option of allocating their deferred compensation balances across several different independent third-party investment vehicles. No amounts of aggregate earnings for the last fiscal year or for prior years have been included in the Summary Compensation Table.

(4) Amounts included in the aggregate balance that have been reported in the Summary Compensation Table for previous years for each named executive officer are as follows: Mr. Levatich-$564,479, Mr. Olin-$958,916, Mr. Hund-$1,636,585, Mr. Jones-$382,186, Ms. Calaway-$51,887 and Mr. Wandell-$20,909.

Payments Made Upon Termination

Regardless of the manner in which an NEO's employment terminates, he or she may be entitled to receive amounts earned during his or her term of employment. Such amounts may include:

- non-equity incentive compensation earned during the fiscal year;

- amounts contributed under our Deferred Compensation Plan;

- unused vacation pay; and

- amounts accrued and vested through our 401(k) savings plan and pension and similar plans.

CHANGE OF CONTROL

We have entered into a Transition Agreement with Messrs. Levatich, Olin and Hund. Mr. Jones and Ms. Calaway are not covered under a Transition Agreement but are covered under the Executive Severance Policy. The Transition Agreement provides that, if we terminate the individual's employment for any reason (other than for cause) within two years after a change of control, then such individual will receive a cash payment and certain other benefits. In addition, among other events, voluntary termination by the executive of his or her employment for "good reason" within two years after a change of control would entitle the executive to the benefits under the agreement. We describe the Transition Agreements more fully in the section "Compensation Discussion and Analysis-Transition Agreements." That section also outlines the definition of a change of control under the Transition Agreements.

Our incentive stock plans also contain provisions that apply if there is a change of control. Equity awards that we made under our 2009 and 2014 Incentive Stock Plans to an executive who was then a party to a Transition Agreement do not become fully vested upon a change of control (but may become vested if we terminate the individual's employment for any reason other than cause within two years after a change of control). All other restricted stock awards, restricted stock units and option grants that we made under our 2009 and 2014 Incentive Stock Plans and predecessor plans that are unvested become fully vested upon a change of control.

The table below presents estimates of the amounts of compensation payable to each NEO upon a change of control and termination of the executive in a manner that entitles the executive to cash severance. The amounts shown assume that such change of control and termination were both effective as of December 31, 2015. The actual amounts to be paid can only be determined at the time of a change of control or the executive's termination. These amounts are in addition to amounts that an NEO would be entitled to receive under our pension plans as well as vested amounts of deferred compensation that are fully disclosed for each NEO in the "Pension Benefits" and "Non-Qualified Deferred Compensation" tables, respectively.

Benefit	Mathew S. Levatich	John A. Olin	Lawrence G. Hund	Paul J. Jones	Tonit M. Calaway
UNEARNED COMPENSATION (payment contingent on termination)					
Cash Severance (a)	$6,846,250	$4,344,437	$4,105,454	$—	$—
Interrupted Bonus (b)	$1,150,000	$727,740	$653,100	$—	$—
Retirement Benefits: (c)					
Pension Plans (d)	$1,506,000	$1,377,000	$—	$—	$—
Savings Plans/Deferred Compensation Plan (e)	$—	$—	$27,000	$—	$—
Retiree medical	$—	$—	$—	$—	$—
Subtotal for Retirement Benefits	$1,506,000	$1,377,000	$27,000	$—	$—
Other Benefits: (c)					
Health & Welfare	$61,952	$68,810	$105,929	$—	$—
Outplacement	$30,000	$30,000	$30,000	$—	$—
Perquisites					$—
Tax Gross-Ups	$—	$—	$—	$—	$—
Subtotal for Other Benefits					
Equity: (f)(g)	$91,952	$98,810	$135,929	$—	$—
Restricted Stock	$1,547,209	$683,891	$581,219	$—	$—
Unexercisable Options					$—
Subtotal	$1,547,209	$683,891	$581,219	$—	$—
Total	**$11,141,411**	**$7,231,878**	**$5,502,702**	**$—**	**$—**
EARNED COMPENSATION (payment not contingent on termination)					
Long-term Incentives (g)(h)					
Long-term Cash	$2,141,333	$947,667	$795,667	$—	$—
Restricted Stock	$—	$—	$—	$373,968	$332,527
Unexercisable Options	$—	$—	$—	$—	$—
Total	$2,141,333	$947,667	$795,667	$373,968	$332,527
Total	**$2,141,333**	**$947,667**	**$795,667**	**$373,968**	**$332,527**
GRAND TOTAL	**$13,282,744**	**$8,179,545**	**$6,298,369**	**$373,968**	**$332,527**

(a) For each NEO that is a party to a Transition Agreement, the cash severance reflects the product of three times the sum of the NEO's highest annual base pay in the preceding five years plus the higher of the NEO's bonus opportunity (at target) for the year in which the change of control event occurs or the highest annual bonus in the preceding five years. Under the Transition Agreements, to the extent that payments to executives would be considered "excess parachute payments" as defined in Section 280G of the Internal Revenue Code, the payments will be reduced to a point at which they are no longer considered excess parachute payments, or the executive will receive the full payment and be personally liable for the excise tax, whichever produces the larger after-tax benefit to the executive. In these agreements, there are no provisions for an excise tax gross up. Amounts in the table assume that the executives received the full payments that the Transition Agreements contemplate without reduction.

(b) For each NEO that is a party to a Transition Agreement, the interrupted bonus reflects the higher of the NEO's target STIP opportunity for 2015 or the actual bonus earned in 2014 on the assumption that the actual bonus for 2015 would not have been determined had the change of control occurred December 31, 2015. Without the benefit of a Transition Agreement, there is no entitlement to any amount under the STIP upon a change of control.

(c) Pursuant to our Transition Agreements, upon a termination following a change of control in a manner that entitles the executive to cash severance, an NEO is entitled to receive three years of pension service credit for those who participate in the pension plan (but not beyond age 65) based on assumed compensation, three years of continued coverage in our health and welfare benefit programs, up to three years of outplacement services, and three years of annual perquisite payments based upon the amount of those payments per year for the NEO. We estimated the amounts in the table relating to continued coverage in our health and welfare benefit programs and outplacement services.

(d)) Pursuant to our Transition Agreements, upon a termination following a change of control in a manner that entitles the executive to cash severance, Messrs. Levatich and Olin would be entitled to three years of pension service credit (but not beyond age 65) based on assumed compensation. We calculated the present values of qualified and nonqualified pension plan benefits for Messrs. Levatich and Olin using the same actuarial assumptions that we used for the Pension Benefits Table.

(e) Pursuant to Transition Agreement with Mr. Hund, because he is not eligible to participate in our defined benefit pension plan, he would be entitled to certain other retirement-related benefits upon a termination following a change of control in a manner that entitles him to cash severance. Mr. Hund would be entitled to the value of three years of the company contribution to the Harley-Davidson Financial Services 401(k) Plan, which is the maximum of $9,000 per year.

(f) For each NEO, amounts reflect the value of restricted stock, restricted stock units and unvested options awards that become vested upon a termination following a change of control. The definition of change of control under our stock plans is essentially the same as in the Transition Agreements.

(g) We calculated the value of the unvested stock options based upon the difference between the aggregate market value of the shares of common stock underlying the unvested stock options and the aggregate exercise price that the NEO would be required to pay upon exercise of those stock options. We calculated the value of the unvested shares of restricted stock and unvested restricted stock units held by each NEO based upon the aggregate market value of the related shares. We used a price of $45.39 per share to determine market value in both of these calculations, which was the closing price of our common stock on December 31, 2015, as reported by the New York Stock Exchange.

(h) For each NEO, amounts reflect the target value of cash-based long-term incentive awards and the value of restricted stock, restricted stock units and unvested options awards that become vested upon a change of control regardless of whether the executive's employment is actually terminated. Without the benefit of a Transition Agreement, there is no entitlement to any amount under the cash long-term incentive awards upon a change of control. Equity awards that we made to Messrs. Levatich, Olin and Hund under our 2009 and 2014 Incentive Stock Plans do not vest upon a change of control (but may become vested if we terminate the executive's employment for any reason other than cause within two years after a change of control). Because Mr. Jones and Ms. Calaway are not parties to a Transition Agreement, equity awards that we made to them under our 2009 and 2014 Incentive Stock Plans will vest upon a change of control without regard to termination of employment resulting from such change of control.

SEVERANCE POLICY

Our Executive Severance Policy, which applies to a subset of the senior leadership, including the CEO and the other NEOs, provides for a cash severance benefit that varies between 12 and 24 months of base pay (based upon salary band) and 18 months continuation of certain employee benefits if we terminate employment other than for cause.

The table below presents estimates of the amounts of compensation payable to each NEO under the Executive Severance Policy assuming a termination absent a change of control for any reason other than cause, death or disability. The amounts shown assume that such termination was effective as of December 31, 2015. The actual amounts to be paid can only be determined at the time of the executive's termination.

Executive Benefits Upon Termination Absent a Change in Control	Matthew S. Levatich	John A. Olin	Lawrence G. Hund	Paul J. Jones	Tonit M. Calaway
Cash Severance	$2,000,000	$1,268,000	$1,160,000	$1,060,000	$894,000
Other Benefits					
Health and Welfare	$18,208	$22,264	$32,806	$23,970	$12,108
Continuation of Life Insurance	$9,018	$9,141	$20,158	$3,504	$3,074
Total	$2,027,226	$1,299,405	$1,212,964	$1,087,474	$909,182

To receive the severance benefits described above, the NEO must execute a general release of claims against the company.

VESTING OF RESTRICTED STOCK AND RESTRICTED STOCK UNITS

We have awarded restricted stock and restricted stock units to NEOs, and NEOs earn the related shares when the restrictions on the awards lapse, but only if the individual remains an employee or certain other circumstances apply. In some circumstances, a pro-rata portion of the shares will vest based on a ratio of actual service to the requisite service period. This is the case for all awards if the NEO dies or becomes disabled. For certain awards, if the NEO is 55 years of age or older and elects to retire more than one year after the date of the grant of the award, all unvested shares or units under that award will automatically vest upon retirement. In addition, other awards vest fully if we terminate the NEO other than for cause. In general, "cause" means conviction of or plea of no contest to a felony, willful misconduct that is materially and demonstrably detrimental to the company, willful refusal to perform duties consistent with the NEO's office, position or status with the company or other conduct or inaction that the Human Resources Committee determines constitutes cause. Finally, as we disclose in the table above that presents the amounts payable to each NEO upon a change of control, certain restricted stock and restricted stock unit awards also vest fully on a change of control.

The following table reflects, for each NEO, the value of restricted stock and restricted stock unit awards that become vested upon a termination of the NEO's employment for each of the reasons indicated in the table assuming that such termination occurred on December 31, 2015. The value is based upon the aggregate market value of the shares that would vest in each instance. We used a price of $45.39 per share to determine market value, which was the closing price of our common stock on December 31, 2015, as reported by the New York Stock Exchange. Amounts that we reflect in this table are in addition to any amounts the NEO may be entitled to receive under the Executive Severance Policy.

Named Executive Officer	Retirement	Death or Disability	Termination by Company (1)
Matthew S. Levatich	$—	$1,008,299	$—
John A. Olin	$—	$478,804	$—
Lawrence G. Hund	$581,219	$410,578	$—
Paul J. Jones	$—	$261,240	$—
Tonit M. Calaway	$—	$232,363	$—

(1) While terms for certain awards provide that the individual will forfeit any shares that are not vested if we terminate the individual, upon such a termination the individual could elect to treat the termination as a qualified retirement if he or she were eligible. There is no pro-rata vesting based on performance or, in the first year after grant, due to retirement. As a result, the awards give the NEO a strong incentive to remain with the company.

PAYMENTS MADE UPON DEATH OR DISABILITY

If an NEO dies while employed, in addition to the benefits to which we refer immediately following the heading "Payments Made Upon Termination" above and the amounts we disclose above relating to restricted stock and restricted stock unit awards, the NEO will receive payments under our death benefits. Our death benefits provide that each NEO is entitled to three times annual base pay in the event of his or her death while actively employed, which we would generally satisfy out of proceeds of life insurance that we maintain. For each NEO we report premiums that we paid for this life insurance as part of All Other Compensation in the Summary Compensation Table. In addition, we maintain long-term disability plans in which NEOs may participate on a voluntary basis on the same terms as other salaried employees. There is no company contribution toward the cost of this benefit.

Under the form of our Transition Agreement with Messrs. Levatich and Olin, if the NEO's death occurs during employment, then no benefits are payable under the Transition Agreement. In addition, under all forms of our Transition Agreement, if an NEO dies after a termination that entitles the NEO to a cash payment, or if an NEO's death during active employment after a change of control entitles the NEO's estate to a cash payment, then health benefit coverage for the NEO's eligible dependents will continue until the earlier to occur of one year following the executive's death or three years following the executive's termination. All other welfare benefit coverage will cease at the date of the NEO's death.

TREATMENT OF CERTAIN BENEFITS UPON RETIREMENT

For compensation purposes, we generally define "retirement" as separation from service on or after attainment of age 55 with at least 5 years of service. When an individual who satisfies these criteria leaves service, we consider him or her a retiree for purposes of certain compensation and benefit programs. An executive who has received a cash-based long-term incentive award will receive a payout on a pro-rata basis for each award that we granted to the executive before his or her retirement date. The payment amount under each of these awards is based upon the actual months of employment since the date of the award divided by the 36 month life of the award. Actual payments will only be made upon the completion of the performance cycle. An executive will receive a payout in respect of a Financial STIP award relating to the year in which he or she retires on a pro-rata basis based upon the actual months of employment in the year of retirement divided by 12. Payment will be in February following the year of retirement and based upon actual results under the Financial STIP. There is no payout in respect of a Leadership STIP award relating to the year of retirement. Equity awards granted at least 12 months prior to the date of retirement become vested on the date of retirement. These benefits are in addition to those that we disclose above under "Pension Benefits."

As of December 31, 2015, one of our NEOs, Mr. Hund, was eligible to retire and receive certain benefits (as described above) upon retirement. Assuming that he had retired effective that date, he would have been entitled to receive (1) payment in lieu of retiree life insurance as reflected in the table that appears above under "Pension Benefits", (2) value in respect of the vesting of restricted stock and restricted stock units as reflected in the table that appears above under "*Vesting of Restricted Stock and Restricted Stock Units*" and (3) pro-rata payout under cash-based long-term incentive awards (assuming target performance for the 2014 to 2016 and the 2015 to 2017 performance cycles). For Mr. Hund, these amounts would be $253,210 paid in February 2017 and $138,279 paid in February 2018.

Director Compensation

Name (a)	Fees Earned or Paid in Cash ($)(1) (b)	Stock Awards ($)(2)(3) (c)	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (f)	All Other Compensation (g)	Total (h)
R. John Anderson	$110,000	$125,000	$—	$—	$—	$—	$235,000
Richard I. Beattie	$165,000	$125,000	$—	$—	$—	$—	$290,000
Michael J. Cave	$130,000	$125,000	$—	$—	$—	$—	$255,000
George H. Conrades	$110,000	$125,000	$—	$—	$—	$—	$235,000
Donald A. James	$110,000	$125,000	$—	$—	$—	$—	$235,000
Sara L. Levinson	$110,000	$125,000	$—	$—	$—	$—	$235,000
N. Thomas Linebarger	$115,000	$125,000	$—	$—	$—	$—	$240,000
George L. Miles, Jr.	$115,000	$125,000	$—	$—	$—	$—	$240,000
James A. Norling	$130,000	$125,000	$—	$—	$—	$—	$255,000
Jochen Zeitz	$125,000	$125,000	$—	$—	$—	$—	$250,000

(1) Directors have the option of receiving all or a portion of their fees in the form of stock. The portion of fees received at the election of the director in the form of stock in 2015 was $55,000 for R. John Anderson; $165,000 for Richard I. Beattie; $130,000 for Michael J. Cave; $110,000 for George H. Conrades; $110,000 for Donald A. James; and $115,000 for N. Thomas Linebarger.

(2) In August 2002, the Board of Directors approved stock ownership guidelines which the Board revised most recently in February 2016. The 2002 guidelines stipulate that all directors must hold 15,000 shares of our common stock. Each director had until September 2014 or, if later, five years after the date of election as a director to accumulate the appropriate number of shares. In addition, the guidelines provide that until the applicable ownership level is achieved, the director must receive at least 50% of his or her fees in the form of stock. In February 2016, the Board approved a change in the director stock ownership guidelines to require a director to hold 500% of the value of his or her annual cash retainer in the form of stock or stock equivalents. This change is effective May 1, 2016.

(3) Directors receive an annual grant of share units, each representing the value of one share of our stock. The payment of share units is deferred, at the election of each director, until the first anniversary of each respective grant date or the time a director ceases to serve as a director, and share units are payable at that time in actual shares of our stock. The compensation related to share unit awards has been calculated based on the grant date fair value of the award. The fair value of a share unit is based on the market price of a share of stock on the date of grant. Refer to Note 17 of our financial statements included in our 2015 Annual Report on Form 10-K for additional information related to the company's stock awards.

NARRATIVE TO DIRECTOR COMPENSATION TABLE

Directors who are not employees received an annual retainer fee of $110,000 in fiscal 2015. Mr. Beattie received an additional $50,000 for his service as the Presiding Director of the Board through our 2015 Annual Meeting and thereafter as our non-executive Chairman of the Board. For serving as the chairperson of the Nominating and Corporate Governance Committee, a non-employee director is entitled to receive an additional retainer fee of $10,000. However, Mr. Beattie did not accept a retainer for serving as chairman of the Nominating and Corporate Governance Committee in 2015. For serving as the chairperson of the Sustainability Committee, a non-employee director received an additional annual retainer fee of $10,000. The Chairperson of the Audit Committee and the Chairperson of the Human Resources Committee received an additional $20,000 annual retainer fee. Other members of the Audit Committee received an additional $5,000 annual retainer fee in recognition of their Audit Committee service. Directors who are our employees (currently Mr. Levatich) do not receive any special compensation for their services as directors.

Pursuant to our Director Stock Plan, a non-employee director may elect to receive 0%, 50%, or 100% of the annual retainer fee to be paid in each calendar year in the form of shares of our common stock based upon the fair market value of common stock at the time of our annual meeting of shareholders. In addition, non-employee directors receive an annual grant of share units, each representing the right to receive one share of our common stock and therefore having the value of one share of our common stock. In 2015, the size of that grant for all directors was equal to the number of shares of common stock having a value of $125,000.

Also pursuant to our Director Stock Plan, directors may choose to defer the receipt of their annual retainer fees payable in cash or shares of common stock. Deferrals of fees payable in shares of common stock are credited to a share account, are treated as if invested in common stock, and ultimately will be paid in common stock. Deferrals of fees payable in cash are credited to a cash account and will earn a return based on investment options that we make available to the director and that the director selects. A director will receive his or her deferred compensation following cessation of his or her service on the Board in compliance with applicable rules regarding deferred compensation plans.

The purpose of our Director Stock Plan is to further align the interests of outside directors with shareholders by providing for a portion of annual compensation for the directors' services in shares of common stock or share units.

In addition, we provide to non-employee directors a clothing allowance of $1,500 to purchase Harley-Davidson MotorClothes® apparel and accessories, along with a discount on our products that is the same discount available to all U.S. employees of HDMC. We may also provide a director with the use of a motorcycle where doing so may further our business objectives.

Compensation Risk Assessment

The Human Resources Committee considers, among other things in establishing and reviewing our executive compensation program, whether the program pays the executives for performance and whether the program encourages unnecessary or excessive risk taking. The Human Resources Committee reviews annually the principal components of executive compensation. Base salaries are reviewed annually and fixed in amount. Annual Financial STIP incentive pay is focused on achievement of certain specific overall financial goals and is determined using multiple performance criteria. Our annual Leadership STIP rewards our executives on achievement of individual strategic goals and demonstration of leadership behaviors. The annual cash incentive plans provide that the Human Resources Committee may reduce awards that executives would otherwise earn by up to 50%, and there are caps on all maximum cash payouts as previously described. The Human Resources Committee believes that these cash incentive plans appropriately balance risk, payment for performance and the desire to focus executives on specific financial and leadership measures and that they do not encourage unnecessary or excessive risk taking.

The other major component of our executive officers' compensation is long-term incentives through a mix of stock options, restricted stock units and long-term cash-based incentive awards that the Human Resources Committee believes are important to help further align executives' interests with those of our shareholders. The Human Resources Committee believes these awards do not encourage unnecessary or excessive risk taking. The value of the equity-based awards is tied to our stock price, and long-term cash incentive awards are subject to maximum payouts. In addition, grants are subject to long-term vesting schedules, and executives are subject to stock holding requirements in the Stock Ownership Guidelines, to help ensure that executives always have significant value tied to long-term stock price performance.

The Human Resources Committee believes that the structure of the Financial STIP plans, which focuses behaviors on broad-based financial performance of the company as a whole, and the structure of the long-term incentive program, which rewards individuals for share price appreciation and performance relative to strategic goals, achieve an appropriate balance of important objectives. The Committee also believes that the structures of these plans do not create risks that are reasonably likely to have a material adverse effect on the company.

COMMON STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of February 25, 2016 with respect to the ownership of our common stock by each director, our NEOs, all directors and executive officers as a group and each person or group of persons that we know to own beneficially more than 5% of our stock.

Beneficial Ownership Table

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)			
	Number of Shares (2)	Percent of Class	Shares Issuable Upon Exercise of Stock Options (3)	Restricted Stock Units (4)
R. John Anderson	23,768	*	0	0
Richard I. Beattie	47,487	*	0	0
Tonit M. Calaway	28,713	*	22,138	10,129
Michael J. Cave	13,349	*	0	0
George H. Conrades	52,567	*	0	0
Lawrence G. Hund	131,927 (5)	*	125,923	17,176
Donald A. James	447,667 (6)	*	0	0
Paul J. Jones	39,673	*	35,854	11,827
Matthew S. Levatich	226,060	*	168,758	58,656
Sara L. Levinson	30,879	*	0	0
N. Thomas Linebarger	35,402	*	0	0
George L. Miles, Jr.	27,103	*	0	0
James A. Norling	33,006 (7)	*	0	0
John A. Olin	233,940	*	201,635	20,755
Keith E. Wandell	321,272 (8)	*	270,115	0
Jochen Zeitz	21,567	*	0	0
All Directors and Executive Officers as a Group (20 Individuals)	1,819,050	*	912,771	153,498
The Vanguard Group, Inc. (9)	16,296,360	8.5%	0	0
BlackRock , Inc. (10)	10,867,815	5.7%	0	0

* The amount shown is less than 1% of the outstanding shares of our common stock.

(1) Except as otherwise noted, all persons have sole voting and investment power over the shares listed. In all cases, information regarding such power is based on information that the individual beneficial owners provide to us.

(2) Includes, but is not limited to, shares of common stock issuable upon the exercise of stock options exercisable within 60 days of February 25, 2016 and shares of common stock held in our 401(k) Plan and our Dividend Reinvestment Plan as of February 25, 2016.

(3) Includes only stock options exercisable within 60 days of February 25, 2016.

(4) Amounts shown in this column are not included in the columns titled "Number of Shares" or "Percent of Class." Amounts shown in this column represent restricted stock units (RSUs) that we awarded under our 2009 Incentive Stock Plan on February 4, 2014 and our 2014 Incentive Stock Plan on February 3, 2015 and February 2, 2016. Each restricted stock unit represents a contingent right to receive one share of stock. One-third of the total number of units granted on each of February 4, 2014, February 3, 2015 and February 2, 2016 vest on each of the first three anniversaries of the date of grant. The RSUs are subject to forfeiture until vested. Further, the RSUs described in this footnote do not carry the right to vote. In each case, amounts are distributable in the form of shares of our Common Stock on a one-for-one basis; however, any distribution would not be within 60 days of February 25, 2016.

(5) Mr. Hund's spouse, Jane L. Hund, holds 1,619 shares in the Jane L. Hund Revocable Trust. Mrs. Hund serves as Trustee of the Trust and has sole voting power over the shares.

(6) 411,788 shares of common stock are held by entities controlled by Mr. James who has sole voting power over the shares.

(7) Heritage Ventures, Ltd. held 8,000 shares of common stock. Mr. Norling has sole voting power over the shares.

(8). Mr. Wandell retired from the company as of April 30, 2015. Pursuant to the terms of the company's incentive plans, Mr. Wandell's outstanding options expire on April 30, 2018, three years from his retirement date.

(9) We derived the information from a Schedule 13G/A that The Vanguard Group, Inc., an investment adviser, filed with the company and the SEC on February 11, 2016. As of December 31, 2015, The Vanguard Group, Inc. was deemed to be the beneficial owner of 16,296,360 shares and had sole voting power over 355,868 shares, shared voting power over 20,600 shares, sole investment power over 15,907,980 shares and shared investment power over 388,380 shares. The Vanguard Group, Inc. is located at 100 Vanguard Blvd., Malvern, PA 19355.

(10) We derived the information from a Schedule 13G/A that BlackRock Inc., filed with the company and the SEC on February 12, 2015. As of December 31, 2015, BlackRock Inc. was deemed to be the beneficial owner of 10,867,815 shares and had sole voting power over 9,132,322 shares, shared voting power over zero shares, sole investment power over 10,867,815 shares and shared investment power over zero shares. BlackRock Inc. is located at 55 East 52nd Street, New York, NY 10055.

HUMAN RESOURCES COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Human Resources Committee has reviewed and discussed with management the Compensation Discussion and Analysis that appears in this Proxy Statement. Based on such review and discussions, the Human Resources Committee recommended to the Board that we include the Compensation Discussion and Analysis in this Proxy Statement.

2015 Human Resources Committee of the Board of Directors	
Michael J. Cave, Chairperson	George H. Conrades
R. John Anderson	Sara L. Levinson

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE REPORT

The Board has empowered the Nominating and Corporate Governance Committee, which we refer to as the Nominating Committee, to continuously review our corporate governance practices and to make recommendations to the Board. The Nominating Committee regularly reviews our Corporate Governance Policy, encourages the continuing education of Board members, provides Board members with access to senior management and defines each Board member's responsibility to attend meetings and review all pre-meeting materials.

As part of our global compliance and ethics program, we have a Code of Business Conduct that applies to all of our employees, officers and Board members. We also have a Supplier Code of Conduct that applies to our suppliers and their agents who do work on behalf of Harley-Davidson. The Code of Business Conduct reporting helpline, website and phone numbers are designed to provide employees and suppliers with the opportunity to ask Code-related questions or report a potential Code violation throughout the world (where legally allowable). Our Chief Legal Officer reports to the Nominating Committee on matters relating to the company's global compliance and ethics program. We also have in effect the Conflict of Interest Process that the Nominating Committee has approved. The Code of Business Conduct, Supplier Code of Conduct, Conflict of Interest Process for Directors and Executive Officers, Corporate Governance Policy and each of the four committee Charters appear on the Corporate Governance page of our website at http://www.harley-davidson.com. In addition, the Corporate Governance page of our website contains information about how our stakeholders can contact Board members if they have questions or issues of concern for the Board and other information relating to the company's corporate governance. We are not including the information available through our website as a part of this Proxy Statement.

As set forth in its Charter, the Nominating Committee leads the Board in an annual review of the performance of the Board, the Board's committees and the Directors. Annually, the Nominating Committee reviews the independence of each director and examines all relationships, if any, a director has with the company to determine if that relationship is material. The Nominating Committee has determined that two directors are not independent and has reviewed the very limited business relationships that two other directors have with the company. We disclose these relationships in the "Corporate Governance Principles and Board Matters-Independence of Directors" and the "Certain Transactions" sections. All members of the Nominating Committee are independent in accordance with the requirements of New York Stock Exchange rules.

2015 Nominating and Corporate Governance Committee of the Board of Directors

Richard I. Beattie, Chairperson	**N. Thomas Linebarger**
R. John Anderson	**George L. Miles, Jr.**
Michael J. Cave	**James A. Norling**
George H. Conrades	**Jochen Zeitz**
Sara L. Levinson	

AUDIT COMMITTEE REPORT

The Audit Committee of the Board reviews Harley-Davidson's financial reporting process, the audit process and process for monitoring compliance with laws and regulations. The Audit Committee is currently comprised of five members, three of whom (Messrs. Linebarger, Miles and Zeitz) the Board has determined to be audit committee financial experts within the meaning of SEC rules. All Audit Committee members are independent in accordance with the audit committee requirements of New York Stock Exchange rules.

Harley-Davidson has a Financial Code of Ethics, which has been signed by the following: Harley-Davidson's CEO, its CFO, certain other employees in the finance, accounting and internal audit department, other employees who work in areas that support the financial reporting processes and the corporate internal audit function, and members of Harley-Davidson's Disclosure Committee.

Harley-Davidson's internal audit function continues to perform an essential role in Harley-Davidson's efforts to comply with the Sarbanes-Oxley Act of 2002, as well as other compliance matters. The head of the internal audit function reports directly to the Audit Committee and Harley-Davidson's CFO. The Audit Committee Charter specifically provides that the head of the internal audit function is accountable to the Audit Committee and ultimately the Board and that the Audit Committee has the ultimate authority and responsibility to appoint, retain, evaluate and, where appropriate, replace the head of the internal audit function.

In addition, the Audit Committee Charter provides that the independent auditor is accountable to the Audit Committee and to the Board. The Audit Committee has the ultimate authority and responsibility to appoint, retain, evaluate and, where appropriate, replace the independent registered public accounting firm serving as the company's independent auditor. However, the Audit Committee will seek shareholder ratification of its choice of independent auditor at Harley-Davidson's annual meeting of shareholders.

The Audit Committee has reviewed and discussed with management its assessment of the effectiveness of Harley-Davidson's internal control system over financial reporting as of December 31, 2015. Management has concluded that the internal control system was effective. Additionally, Harley-Davidson's internal control over financial reporting as of December 31, 2015 was audited by Ernst & Young LLP, Harley-Davidson's independent auditor for the 2015 fiscal year.

The Audit Committee has reviewed and discussed Harley-Davidson's audited financial statements for the 2015 fiscal year with management as well as with representatives of Ernst & Young LLP. The Audit Committee has also discussed with Ernst & Young LLP matters required to be discussed under Public Company Accounting Oversight Board (PCAOB) Auditing Standard No. 16, Communications with Audit Committees. The Audit Committee has received written disclosures from Ernst & Young LLP regarding their independence as required by PCAOB Ethics and Independence Rule 3526, Communication with Audit Committees Concerning Independence, and has discussed with representatives of Ernst & Young LLP the independence of Ernst & Young LLP.

Based on the review and discussions referred to above, the Audit Committee has recommended to the Board that the audited financial statements for the 2015 fiscal year be included in Harley-Davidson's Annual Report on Form 10-K for the 2015 fiscal year for filing with the SEC.

2015 Audit Committee of the Board of Directors

James A. Norling, Chairperson	**George L. Miles, Jr.**
Richard I. Beattie	**Jochen Zeitz**
N. Thomas Linebarger	

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers and holders of more than 10% of our common stock to file with the SEC reports regarding their ownership and changes in ownership of our securities. To our knowledge, there are no holders of more than 10% of our common stock. Based on our review of the copies of Forms 3 and 4 (and any amendments) filed with the SEC and the written representations of our directors and executive officers, we believe that during fiscal year 2015 our directors and executive officers complied with all Section 16(a) filing requirements.

SHAREHOLDER PROPOSALS

If a shareholder intends to present a proposal at the 2017 annual meeting of shareholders and desires to have us include that proposal in our proxy materials for that meeting under Rule 14a-8 under the Securities Exchange Act of 1934, then the shareholder must ensure that we receive the proposal by November 21, 2016.

A shareholder who otherwise intends to present business at the 2017 annual meeting of shareholders must comply with the requirements set forth in our Restated Articles of Incorporation as supplemented by our By-laws. Our Restated Articles of Incorporation state that a shareholder must give written notice to our Secretary in advance of the 2017 annual meeting that complies with the Restated Articles of Incorporation as supplemented by our By-laws. To give that notice, a shareholder must comply with the terms and time periods in our Restated Articles of Incorporation as supplemented by our By-laws. Our Restated Articles of Incorporation state that a shareholder must give written notice that complies with the Restated Articles of Incorporation as supplemented by our By-laws to our Secretary not less than 60 days before the date in 2017 corresponding to the date we released this Proxy Statement to our shareholders. Since we anticipate mailing the Notice of Internet Availability of Proxy Materials on March 21, 2016, we must receive notice of a proposal for shareholders to consider at the 2017 annual meeting of shareholders that a shareholder submits other than pursuant to Rule 14a-8 no later than January 20, 2017.

If we receive the notice after January 20, 2017, then we will consider the notice untimely and we will not have an obligation to present the proposal at the 2017 annual meeting of shareholders. If the Board chooses to present a proposal that a shareholder submits other than under Rule 14a-8 at the 2017 annual meeting of shareholders, then the persons named in the proxies that the Board requests for the 2017 annual meeting of shareholders may exercise discretionary voting power with respect to the proposal.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING

Q: **What Is the Purpose of the Annual Meeting?**

A: (1) To elect nine directors to the Board of Directors; (2) to approve, by advisory vote, the compensation of our named executive officers; (3) to ratify the selection of Ernst & Young LLP, independent registered public accounting firm, to be the auditors for the fiscal year ending December 31, 2016; and (4) to take action upon any other business as may properly come before the Annual Meeting and any adjournments or postponements of the meeting. The Notice of Annual Meeting of Shareholders and this Proxy Statement describe these matters in more detail. In addition, members of management will report on our 2015 performance and, once the shareholders conclude the business of the Annual Meeting, respond to shareholders' questions as time permits.

Q: **Who Can Attend the Annual Meeting?**

A: All shareholders of Harley-Davidson, Inc., or individuals that shareholders have duly appointed as their proxies, may attend the Annual Meeting. Appointing a proxy in response to this request will not affect a shareholder's right to attend the Annual Meeting and to vote in person. To attend the Annual Meeting, please follow these instructions:

If shares you own are registered in your name or if you own shares through our Dividend Reinvestment Plan, to enter the Annual Meeting, please bring a form of photo identification and either (1) proof of your ownership of our common stock or (2) the Notice of Internet Availability of Proxy Materials; or if you hold your shares in "street name" (that is, through a broker, bank or other nominee), to enter the Annual Meeting, please bring a copy of a brokerage statement reflecting your ownership of our common stock or other proof of ownership through such broker, bank or nominee and a form of photo identification.

Q: **What Constitutes a Quorum?**

A: A majority of the 183,451,655 shares of our stock outstanding on February 25, 2016 must be present, in person or by proxy, to provide a quorum at the Annual Meeting. If you vote, your shares will count toward satisfying the quorum requirement. If you return a proxy card or otherwise submit a proxy marked "ABSTAIN" or without voting instructions, your shares of common stock will also count toward satisfying the quorum requirement. Also, in those instances where banks, brokers or other nominees who hold shares on behalf of others have returned a proxy but could not vote the shares on particular matters without receiving voting instructions from the beneficial owners ("broker nonvotes"), those shares will count toward satisfying the quorum requirement. If you own shares in street name, we encourage you to provide voting instructions to your broker, bank or other nominee. Once a share is counted as present at the Annual Meeting, it will count as present for quorum purposes throughout the Annual Meeting (including any adjournment or postponement of that meeting unless a new record date is or must be set for the adjournment or postponement).

Q: **Who Is Entitled to Vote?**

A: Only holders of the 183,451,655 shares of our common stock outstanding as of the close of business on February 25, 2016 can vote at the Annual Meeting. Each of these shareholders has one vote for each share of our stock held on that date.

Q: **How Do I Vote?**

A: If the records of our transfer agent show that you own shares in your name or if you own shares through our Dividend Reinvestment Plan at the close of business on February 25, 2016, then you may vote (1) by using the Internet at http://www.proxyvote.com, (2) in person at the Annual Meeting, (3) by mail or telephone after first requesting a printed copy of this Proxy Statement, proxy card and Annual Report on Form 10-K and following the instructions set forth on the proxy card, or (4) by phone after reviewing the Proxy Statement and Annual Report on Form 10-K at http://www.proxyvote.com. If you own shares in street name, you may vote by telephone or the Internet if your bank, broker or other nominee makes those methods available, in which case your bank, broker or other nominee will provide instructions with your Proxy Statement. The telephone and Internet voting procedures will authenticate your identity, allow you to give your voting instructions and confirm that we have properly recorded your instructions. If you vote by using the Internet, you should understand that there might be costs associated with electronic access that you must bear, such as usage charges from Internet access providers and telephone companies.

Q: **What Is the Effect of Not Voting at the Annual Meeting?**

A: The consequences of not voting at the Annual Meeting will depend on how you own your shares. If the records of our transfer agent, Computershare Investor Services LLC, show that you own shares in your name or if you own shares through our Dividend Reinvestment Plan and you do not vote, we cannot consider those shares present at the meeting and they will not count toward satisfying the quorum requirement.

If you own shares in street name and do not vote, your broker, bank or other nominee may vote your shares at the meeting. If you do not give voting instructions for your shares, your broker, bank or other nominee may or may not be able to vote your shares in its discretion depending on the proposals before the meeting. Your broker, bank or other nominee may vote your shares in its discretion on routine matters such as Proposal 3, the ratification of the selection of our independent registered public accounting firm, but may not vote your shares in its discretion on the other Proposals. If you own shares in street name, we encourage you to provide voting instructions to your broker, bank or other nominee.

Q: **Can I Change My Vote After I Submit My Proxy?**

A: Yes. You can change your vote at any time before the Annual Meeting by submitting a new proxy or by providing written notice to our Secretary and voting in person at the Annual Meeting. Your presence at the Annual Meeting does not in and of itself revoke your proxy. You also are invited to attend the Annual Meeting in person. However, because a beneficial owner is not the shareholder of record, you may not vote these shares in person at the Annual Meeting unless you obtain a "legal proxy" from the bank, broker or other nominee that holds your shares, giving you the right to vote the shares at the Annual Meeting.

Unless you properly revoke your proxy, the persons you have appointed will vote your shares at the Annual Meeting. If you specify a choice by means of the proxy, the persons you have appointed will vote your shares as you specify. If you do not specify a choice, the persons you have appointed will vote your shares in accordance with the recommendations of the Board of Directors.

Q: Is My Vote Confidential?

A: We will handle all proxy instructions, ballots and voting tabulations that identify individual shareholders carefully to protect your voting privacy. No one will disclose your vote either within Harley-Davidson or to third parties, except: (1) as necessary to meet applicable legal requirements; (2) to allow for the tabulation of votes and certification of the vote; and (3) to facilitate a successful proxy solicitation.

Q: Who Will Count the Vote?

A: Broadridge Financial Solutions, Inc. will count the vote. Its representative will serve as the inspector of the election.

Q: Who Pays to Prepare and Solicit the Proxies?

A: We pay the cost of soliciting the proxies relating to the Annual Meeting, except for some costs that may arise through your use of the telephone and Internet. We may request proxies in person, by telephone, Internet and facsimile machine, as well as through the mail. We also expect to ask banks, brokerage houses and other custodians, nominees or fiduciaries to forward proxy materials to their principals and to obtain proxies. We will reimburse these institutions for their out-of-pocket expenses.

Q: How Can I Obtain Printed Copies of the Proxy Materials?

A: If you are a shareholder, you may receive a printed copy of the proxy materials by following the instructions below, which also appear in the Notice of Internet Availability of Proxy Materials.

If you want to receive a printed copy of this Proxy Statement, proxy card and/or Annual Report on Form 10-K, you must request one. There is NO charge by the company for requesting a copy. Please choose one of the following methods to make your request:

1) BY INTERNET:	www.proxyvote.com
2) BY TELEPHONE:	1-800-579-1639
3) BY EMAIL	sendmaterial@proxyvote.com

If you request printed materials by email, please send a blank email that includes the control number that appears in your Notice of Internet Availability of Proxy Materials in the email subject line. If you access documents electronically, you should understand that there might be costs to access materials electronically that you must bear, such as usage charges from Internet access providers and telephone companies.

Requests, instructions and inquiries sent to the email address above for purposes other than requesting a printed copy of this Proxy Statement, proxy card and Annual Report on Form 10-K will NOT be reviewed or accommodated. Please make the request as instructed above on or before April 15, 2016, to facilitate delivery prior to the Annual Meeting. After April 15, 2016, you may request printed copies of this Proxy Statement and/or Annual Report on Form 10-K, but not a proxy card, by contacting the company's Investor Relations Department directly by: (a) mail at Harley-Davidson, Inc., Attention: Investor Relations, 3700 West Juneau Avenue, P.O. Box 653, Milwaukee, Wisconsin 53201-0653, (b) telephone at 877-HDSTOCK (toll-free) or (c) email at investor.relations@harley-davidson.com.

QUESTIONS AND ANSWERS ABOUT THE COMPANY

Q: **How is Management Structured?**

A: We operate in two business segments: the motorcycles and related products segment and the financial services segment. The motorcycles and related products segment includes companies that do business as Harley-Davidson Motor Company. The financial services segment includes HDFS.

Our organizational structure consists of the Harley-Davidson Leadership Team and a broad group of our leaders representing key functions and key individuals of Harley-Davidson that we refer to as senior leadership.

The Harley-Davidson Leadership Team consists of the Chief Executive Officer of Harley-Davidson, as well as the President of HDFS and other senior officers who report directly to the Chief Executive Officer. The members of the Harley-Davidson Leadership Team are responsible for making decisions on business issues that impact our entire company, developing high-level policies and advising our Chief Executive Officer. For Securities and Exchange Commission ("SEC") purposes, we consider the Harley-Davidson Leadership Team members our executive officers. Among other things, the SEC requires executive officers to disclose publicly their holdings of and transactions involving our stock.

Q: **Who Are Our Executive Officers for SEC Purposes?**

A: As of February 25, 2016, our executive officers for general SEC purposes were as follows:

Name and Title	Age
Matthew S. Levatich, President and Chief Executive Officer	51
We have employed Mr. Levatich for approximately 22 years. Mr. Levatich became our President and Chief Executive Officer effective May 1, 2015.	
John A. Olin, Senior Vice President and Chief Financial Officer of Harley-Davidson	55
We have employed Mr. Olin for approximately 13 years.	
Paul J. Jones, Vice President, Strategy & Sustainability, Chief Legal Officer and Secretary of Harley-Davidson	45
We have employed Mr. Jones for approximately 6 years.	
Lawrence G. Hund, President and Chief Operating Officer of HDFS	59
We have employed Mr. Hund for approximately 6 years and previously employed him for approximately 5 years prior to 2008.	
Tonit M. Calaway, Vice President, Human Resources of Harley-Davidson	48
We have employed Ms. Calaway for approximately 18 years.	
Michelle Kumbier, Senior Vice President, Motor Company Product & Operations of HDMC	48
We have employed Ms. Kumbier for approximately 21 years.	
Sean J. Cummings, Senior Vice President, Global Demand of HDMC	53
We have employed Mr. Cummings for approximately 2 years.	
Joanne M. Bischmann, Vice President, Communications of Harley-Davidson	54
We have employed Ms. Bischmann for approximately 25 years.	

Ms. Bischmann, Ms. Calaway, Mr. Hund and Mr. Olin have served in their respective current capacities for more than five years. We have employed the executive officers identified below in their respective current capacities for less than five years. The following is additional biographical information for at least the last five years relating to these executive officers:

Mr. Levatich became our President and Chief Executive Officer on May 1, 2015. Prior to that date, he served as President and Chief Operating Officer of HDMC since 2009.

Mr. Jones became our Vice President, Strategy & Sustainability, Chief Legal Officer and Secretary of the company on February 3, 2016. He joined the company in 2010 as Vice President, General Counsel and Secretary.

Mr. Cummings has been with Harley-Davidson since 2014 and has served as our Senior Vice President, Global Demand since October 2015. From April 2014 to October 2015, he was our Vice President, Latin America. Prior to joining our company, Mr. Cummings served as President and COO of Milsco Manufacturing Company (a manufacturer of seating products) from 2009 until he joined the company in April 2014.

Ms. Kumbier has been with Harley-Davidson since 1997 and, since May 2015, has been our Senior Vice President, Motor Company Product & Operations. From 2012 to May 2015, she was Senior Vice President of Motorcycle Operations, and from 2010 to 2012, she was our Senior Vice President, Product Development.

In addition to the executive officers listed above, Mark R. Kornetzke is our Chief Accounting Officer. We have employed Mr. Kornetzke for approximately 20 years and he has served in his current role since 2009.

Q: Does Harley-Davidson have a Chief Compliance Officer?

A: Yes. Our Board of Directors first appointed a Chief Compliance Officer in 2004. Paul J. Jones, our Vice President, Strategy & Sustainability, Chief Legal Officer and Secretary, is our current Chief Compliance Officer. Appointing a Chief Compliance Officer was part of the Board's commitment to compliance and its desire to promote compliance, education and reporting within our company. This action formalized our continuing efforts to direct and promote an effective compliance program. Among other things, under this compliance program, management is required to report significant compliance issues to the Legal Department when they occur. The compliance program also includes training to employees, including senior management, on corporate governance issues including anti-bribery, ethics, privacy, insider trading restrictions and restrictions on disclosure of nonpublic material information. The company has a global compliance and ethics program staffed with an assistant general counsel who reports to Mr. Jones and other employees who manage corporate governance, compliance and records management. The Audit Committee and Nominating Committee receive quarterly reports on legal and compliance matters.

Q: Does Harley-Davidson have a Disclosure Committee?

A: Yes. In October 2002, we established a Disclosure Committee comprised of members of management responsible for considering the materiality of information and making disclosure decisions on a timely basis. If necessary, a subset of the Disclosure Committee comprised of the Chief Financial Officer and the Chief Legal Officer is authorized to fulfill the functions of the Disclosure Committee. Although the following information and documentation are not provided along with this Proxy Statement, the Disclosure Committee Guidelines provide that the Disclosure Committee: (1) has access to all company books, records, facilities and personnel, as well as our independent registered public accounting firm and outside counsel; (2) designs, establishes and maintains disclosure controls and procedures for the SEC reporting process and modifies them from time to time, as appropriate; (3) creates and reviews all financial press releases; (4) reviews SEC filings on Form 8-K relating to quarterly earnings releases, Form 10-K and Form 10-Q and our annual proxy statement; (5) suggests appropriate disclosures or provides opinions on disclosure issues; (6) evaluates changes in SEC, New York Stock Exchange and Financial Accounting Standards Board disclosure rules and makes recommendations regarding their impact on the company; (7) consults with management, internal auditors, independent accountants and outside legal counsel; (8) discusses material items with employees in the internal audit function, independent registered public accounting firm and management to ensure appropriate disclosure; (9) arranges for necessary training to ensure effective implementation of the disclosure controls and procedures; and (10) annually reviews and reassesses the performance of the Disclosure Committee and these guidelines.

Q: **Does Harley-Davidson have a Policy for Communicating Non-Public Material Information?**

A: Yes. The company's Policy for Managing Disclosure of Non-Public Material Information describes the procedures relating to communication with the public, the investment community and third party business contacts. The policy can be found on the Corporate Governance page of our website at http://www.harley-davidson.com.

Q: **Does Harley-Davidson have an Internal Audit Department?**

A: Yes. The head of the internal audit function reports directly to both the Audit Committee and our Chief Financial Officer. The Audit Committee Charter specifically provides that the head of the internal audit function is accountable to the Board of Directors and the Audit Committee and that the Audit Committee has the ultimate authority and responsibility to appoint, retain, evaluate and replace the head of the internal audit function. For more information on the internal audit function, please see the "Audit Committee Report."

Q: **Where Can I Find Corporate Governance Materials for Harley-Davidson?**

A: The Corporate Governance page of our website at http://www.harley-davidson.com contains our Corporate Governance Policy, our Conflict of Interest Process for Directors, Executive Officers and Other Employees, our Code of Business Conduct, our Financial Code of Ethics, our Policy for Managing Disclosure of Non-Public Material Information, the charters for the Audit Committee, Nominating and Corporate Governance Committee, Human Resources Committee and Sustainability Committee, our By-laws, a list of the Board of Directors, our Statement on Conflict Minerals, California Transparency in Supply Chain Act Disclosure, Political Contributions and Engagement 2014-2015 and the Clawback Policy. We are not including the information available through our website as a part of this Proxy Statement. As a shareholder, you can request paper copies of the documents found on the Corporate Governance page of our website at any time by contacting our Investor Relations Department by: (a) mail at Harley-Davidson, Inc., Attention: Investor Relations, 3700 West Juneau Avenue, P.O. Box 653, Milwaukee, Wisconsin 53201-0653, (b) telephone at 877-HDSTOCK (toll-free) or (c) email at investor.relations@harley-davidson.com. If you access documents electronically, you should understand that there might be costs to access materials electronically that you must bear, such as usage charges from Internet access providers and telephone companies.

Q: **Does the Company have a Code of Business Conduct?**

A: The Board of Directors first adopted a Code of Business Conduct in 1992 and the Board amended and restated it in each of 2003 and 2012. Our Code of Business Conduct applies to all of our employees, including all executives and directors. Our Code of Business Conduct promotes honest and ethical conduct and provides guidance in handling various business situations. It is available worldwide to our employees in eleven languages on our intranet and on the Corporate Governance page of our website. Where allowed by law, employees may anonymously report possible violations of the Code of Business Conduct by calling a third-party toll-free telephone number that is available 24 hours a day and seven days a week, via a third-party website over the Internet or by writing to our Chief Legal Officer at the following address in care of our Secretary: Harley-Davidson, Inc., 3700 West Juneau Avenue, P.O. Box 653, Milwaukee, Wisconsin 53201-0653. Employees may also report possible violations to their supervisor, their local human resources department or the Chief Legal Officer and Chief Compliance Officer of Harley-Davidson, Inc. For more information, please see the "Nominating and Corporate Governance Committee Report."

Q: **Does the Company have a Financial Code of Ethics?**

A: Employees in the finance and accounting areas, and in areas that provide support to the finance and accounting areas, sign the Financial Code of Ethics. The Financial Code of Ethics was most recently revised in November 2015. Employees may report possible violations of the Financial Code of Ethics via the Code of Business Conduct reporting line or directly to the Chairperson of the Audit Committee, in care of our Secretary: Harley-Davidson, Inc., 3700 West Juneau Avenue, P.O. Box 653, Milwaukee, Wisconsin 53201-0653. Employees may also report possible violations to their supervisor, their local human resources department or the Chief Legal Officer and Chief Compliance Officer of Harley-Davidson, Inc.

Q: **How May I Contact the Members of the Board of Directors?**

A: The Corporate Governance page of our website lists the current members of the Board of Directors. Shareholders and other parties interested in communicating with Richard I. Beattie, who is currently our Chairman of the Board (who is the contact for those who wish to communicate with non-management directors), or any other director may do so by writing in care of our Secretary, 3700 West Juneau Avenue, P.O. Box 653, Milwaukee, Wisconsin 53201-0653. We open and forward all mail to the director or directors specified in the communication.

Q: **Does the Company Have a Chairman or a Presiding Director?**

A: We currently have a non-executive Chairman of the Board. Our By-Laws provide for a Presiding Director when the Chairman of the Board is not an independent Director.

Q: **How May I Recommend a Candidate to serve on the Board of Directors?**

A: Shareholders may recommend candidates for consideration by the Nominating and Corporate Governance Committee at any time by writing to the Chairperson of the committee in care of our Secretary at the above address. To enable the committee to consider a shareholder recommendation in connection with the 2017 annual meeting of shareholders, we must receive the recommendation on or before November 21, 2016. Under "Nominating and Corporate Governance Committee," we discuss the criteria that the Nominating and Corporate Governance Committee considers for identifying and recommending new candidates to serve on the Board.

DELIVERY OF PROXY MATERIALS TO HOUSEHOLDS

Pursuant to the rules of the SEC, services that deliver our communications to shareholders that hold their stock through a broker, bank or other nominee may deliver to multiple shareholders sharing the same address a single copy of our Notice of Internet Availability of Proxy Materials, Annual Report on Form 10-K and/or this Proxy Statement. We will deliver promptly, if you request orally or in writing, a separate copy of the Notice of Internet Availability of Proxy Materials, Annual Report on Form 10-K and/or this Proxy Statement to any shareholder at the same address. If you wish to receive a separate copy of the Notice of Internet Availability of Proxy Materials, Annual Report on Form 10-K and/or this Proxy Statement, then you may contact our Investor Relations Department (a) by mail at Harley-Davidson, Inc., 3700 West Juneau Avenue, P.O. Box 653, Milwaukee, Wisconsin 53201-0653, (b) by telephone at 877-HD STOCK (toll-free) or (c) by email at investor.relations@harley-davidson.com. You can also contact your broker, bank or other nominee to make a similar request. Shareholders sharing an address who now receive multiple copies of our Notice of Internet Availability of Proxy Materials, Annual Report on Form 10-K and/or this Proxy Statement from their broker, bank or other nominee may request delivery of a single copy by contacting their broker, bank or other nominee, so long as the broker, bank or other nominee has elected to household proxy materials.

By Order of the Board of Directors,

Harley-Davidson, Inc.

Paul J. Jones

Paul J. Jones

Secretary

Milwaukee, Wisconsin

March 21, 2016

